Toll Brothers

America's Luxury Home Builder

2005 Annual Report


06024615


CAAGR – 25.2%*
$198
$176
$280
$393
$502
$643
$759
$968
$1,206
$1,456
$1,802
$2,208
$2,315
$2,758
$3,862
$5,793
90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05

Total Revenues *(in millions)*
FYE October 31
1990–2005


CAAGR – 34.0%*
$10
$5
$17
$28
$36
$50
$54
$65
$85
$102
$146
$214
$220
$260
$409
$806
90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05

Net Income *(in millions)*
FYE October 31
1990–2005

Record Results


CAAGR – 28.6%*
$164
$230
$343
$491
$587
$660
$885
$1,069
$1,383
$1,628
$2,135
$2,159
$2,734
$3,476
$5,641
$7,152
90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05

Contracts *(in millions)*
FYE October 31
1990–2005


CAAGR – 34.6%*
$70
$124
$187
$285
$371
$401
$526
$627
$815
$1,054
$1,426
$1,404
$1,859
$2,632
$4,434
$6,015
90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05

Backlog *(in millions)*
At October 31
1990–2005

**CAAGR – Compound Average Annual Growth R*
(FYE) Fiscal Year E



Los Angeles ◦ Palm Springs ◦ Sacramento
San Diego ◦ San Francisco

	2005	2004
Revenues* *(in millions)*	$1,082	$846
Contracts *(in millions)*	$888	$1,213
Home Sites Controlled	7,943	6,797
Year-end Backlog *(in millions)*	$670	$865

Arizona ◦ Colorado ◦ Nevada ◦ Texas

	2005	2004
Revenues* *(in millions)*	$936	$528
Contracts *(in millions)*	$1,401	$981
Home Sites Controlled	13,060	8,052
Year-end Backlog *(in millions)*	$1,315	$850

Illinois ◦ Michigan ◦ Minnesota

	2005	2004
Revenues* *(in millions)*	$405	$274
Contracts *(in millions)*	$439	$395
Home Sites Controlled	5,023	5,247
Year-end Backlog *(in millions)*	$319	$284

The Northeast

Connecticut ◦ Massachusetts ◦ New Jersey
New York ◦ Rhode Island

	2005	2004
Revenues* *(in millions)*	$722	$573
Contracts *(in millions)*	$1,078	$653
Home Sites Controlled	12,806	11,585
Year-end Backlog *(in millions)*	$956	$600

The Mid-Atlantic

Delaware ◦ Maryland ◦ Pennsylvania ◦ Virginia

	2005	2004
Revenues* *(in millions)*	$2,057	$1,253
Contracts *(in millions)*	$2,264	$1,788
Home Sites Controlled	26,421	23,168
Year-end Backlog *(in millions)*	$1,579	$1,372

The Southeast

Florida ◦ North Carolina ◦ South Carolina

	2005	2004
Revenues* *(in millions)*	$558	$367
Contracts *(in millions)*	$1,082	$612
Home Sites Controlled	17,873	5,340
Year-end Backlog *(in millions)*	$1,175	$464

**Revenues = Home Sales*


Corporate Overview

Fiscal Year End (FYE) October 31, 2005

Focus On Luxury Homes & Communities

- National presence in the luxury market
- Average delivered home price of nearly $660,000
- Executive and estate move-up homes
- Upscale empty-nester attached and detached homes
- Active-adult, age-qualified communities
- Second-home communities
- Urban low-, mid-, and high-rise condominiums
- Luxury resort-style golf, country club, lake and marina communities
- Championship golf courses designed by Arnold Palmer, Pete Dye, Greg Norman, Peter Jacobsen, and Arthur Hills
- Operations in 50 affluent markets; researching two dozen potential markets with similar levels of affluence

Integrated Land & Building Program

- Own or control over 83,000 home sites
- Selling from 230 communities; expect to reach approximately 265 communities by FYE 2006
- Land acquisition, approvals and development skills contribute significant profits
- Combine high-volume home production with extensive customization offerings
- Home buyers average $113,000 in upgrades and lot premium 21% above base house price
- Pre-design and pre-budget options through Toll Architecture and Toll Integrated Systems
- Ancillary businesses: mortgage, title, golf course development and management, security, landscape, land sales, cable TV and broadband Internet

The Grande Clubhouse at Frenchman's Reserve
Palm Beach Gardens, Florida



Strong Financial Performance

- 13 consecutive years of record earnings
- 14 consecutive years of record revenues
- 15 consecutive years of record sales contracts
- Investment-grade corporate credit ratings from Standard & Poor's (BBB-), Moody's (Baa3), and Fitch (BBB)
- Relationships with three dozen U.S. and global financial institutions
- Backed by $1.2 billion credit facility with 30 banks
- Raised more than $1.5 billion in the public capital markets over past 5 years
- Highest average net profit margin of Fortune 500 home building companies over past decade
- Stock price has appreciated over 3,500% since IPO in July 1986
- Stockholders' equity, net income, and revenues have grown at compound average annual rate of over 20% since 1986 IPO

Brand Name

- Founded in 1967
- Publicly traded since 1986
- Traded on the New York Stock Exchange and Pacific Exchange (TOL)
- 10th largest U.S. home builder (by home sale revenues)
- Award-winning communities across the U.S.
- Fortune 500 Company
- Forbes Platinum 400 Company
- Apex Award Winner, Big Builder - 2004
- America's Best Builder, National Association of Home Builders - 1996
- National Housing Quality Award, National Association of Home Builders - 1995
- Builder of the Year, Professional Builder - 1988

The Malvern Chateau at Brandywine
Wilmington, Dela



Dear Shareholder

We begin our twentieth year as a public company having just completed our best year ever with record results in every category:

- ***Net income rose 97% over FY 2004 to $806.1 million***
- ***Earnings per share rose 90% to $4.78***
- ***Total revenues rose 50% to $5.79 billion***
- ***Contracts rose 27% to $7.15 billion***
- ***Backlog at year end rose 36% to $6.01 billion***
- ***Return on beginning-year equity reached 42%***

Fiscal 2005's 97% earnings growth came on top of FY 2004's 57% earnings growth. And that was preceded by 17 years of 20% compound average annual net income growth, dating back to 1986, when we went public. These results have been primarily achieved through organic expansion, rather than through acquiring other builders. Although demographics-driven demand has been a significant factor in our success, we attribute much of our accomplishment to our great team of 5,600 associates.

Their commitment; our nationwide expansion; our ability to find and entitle well-located land in highly regulated markets; our brand name; and our skill at delivering the expanding variety of luxury homes we offer—suburban move-up, empty-nester, active-adult, resort-style communities, and urban low-, mid- and high-rise product—all have enabled us to significantly broaden our customer base and gain market share. This combination has led to our growth in size and profitability.

We operate in an increasingly lot-constrained environment, driven by growing regulation and exacerbated by anti-growth NIMBY (not-in-my-backyard) politics. This is particularly true in our affluent market. As land supply constraints get tighter, we believe that the U.S. may begin to mirror Europe where people spend a much greater portion of their incomes for housing and get much smaller homes.

In this environment, we believe we are positioned to prosper. We have over 440 communities in the approval or development process, and now control more than 83,000 home sites, compared to about 60,000 at FYE 2004. These home sites represent a five-to-six year supply, based on our historical 20% annual rate of growth.

Looking forward, we believe FY 2006 should be our fourteenth consecutive year of record earnings, although we will not be able to match the extraordinary pace of the past two years. To some extent, the temporary slowdown in our growth arises from our own success. We delivered more than 600 homes in FY 2005 that we thought we would deliver in FY 2006. We also have backlogs of 12 months or more at about 35 communities; as a result, we have temporarily stopped selling homes in these communities.

In addition, the housing market has softened. The home price increases of 2004 and most of 2005 were not sustainable; they were fueled, in part, by speculation. Our sales results indicate that housing demand is returning to the more normalized levels of the decade from 1994 to mid-2003. That period was an excellent one for our Company. Our revenues rose five-fold and our earnings grew seven-fold. We grew despite the NASDAQ implosion, a terrorist attack, a national recession and several global financial crises. In 1995, 1997 and 2000, the Fed raised interest rates, and mortgage rates rose to 9.2%, 8.2% and 8.6%, respectively; today they are at 6%. Based on our performance in those periods, we don't believe interest rates at 6% or at 7.5% are deterrents for our affluent buyers.

Toll Brothers is on track for growth as we continue to increase our community count. We expect to end FY 2006 with approximately 265 selling communities, 35 more than we started the year with. To achieve this, we project completing sales at about 110 communities, and opening about 145. New communities generally are greeted with pent-up demand and have a wide array of home sites to choose from, while those where we are completing sales have a more limited selection. Based on our community growth and assuming a healthy rate of demand, we also anticipate record results in FY 2007.

We look to the future with cautious optimism. We believe demand for luxury homes relies, in large measure, on consumer confidence, which suffered following Hurricane Katrina and its impact. In the aftermath speculative buyers fled, contributing to what we believe is temporary excess industry inventory in what had been some of the hottest housing markets.

We've experienced this before. In late 2004, in Las Vegas, speculative buyers also fled the market, increasing the supply of inventory. This also occurred around 2000 in the San Francisco area, after that economy was hurt by the tech implosion. Both markets returned to normalcy in relatively short order.

This year, unfortunately, holders of our stock endured a roller coaster ride: We began our fiscal year at $23.18 and ended at $36.91, up 57%; but this was 37% below our high of $58.67.* We repurchased about 2% of our stock over the course of the fiscal year with nearly 2 million shares purchased in our fourth quarter.

We believe that the fundamentals of supply and demand will prevail. The current economy is stronger than during the last recession, which did not shut down demand for our homes, nor impair our ability to set records each year. Affluent households continue to grow in wealth and numbers. The Fed appears to be approaching the end of a period of 13 interest rate increases, with mortgage rates still quite attractive by historical standards. And household growth is projected to accelerate. Based on these factors, our luxury focus, proven management team, projected community count growth, land position, diversity of product offerings, and our strong brand and financial base, we look forward to future growth.


The Windham at The Enclave at Broadlands
Broomfield, Colorado

We thank our shareholders for their support and commitment; our contractor- and supplier-partners, whose skill and craftsmanship help build our brand; our customers, who place their dreams in our hands; and our associates who have made this year so exceptional and our Company so strong.

ROBERT I. TOLL	**BRUCE E. TOLL**	**ZVI BARZILAY**
Chairman of the Board and Chief Executive Officer	Vice Chairman of the Board	President and Chief Operating Officer

December 14, 2005


From left to right: Zvi Barzilay, Robert I. Toll, Bruce E. Toll



the Cellini Tuscan at Barrington
Las Vegas, Nevada

Great Locations



Mountain View Country Club
La Quinta, California

○ GREAT LAND BECOMES GREAT COMMUNITIES

The foundation of our business is land. Hundreds of Toll Brothers associates devote all or some of their time to finding well-located sites and taking them through the entitlement process in affluent markets around the U.S. As gaining approvals for new communities becomes more and more challenging in virtually every market where we build, we believe our land expertise is a competitive advantage.

Our Company started nearly 40 years ago in the Northeast and Mid-Atlantic regions of the U.S., where land approvals are overseen by local zoning boards whose members live and work near the communities we want to build. Therefore, we were schooled in gaining entitlements in some of the most difficult markets in the nation. Because the land approval process in these areas is so tough, traditional land developers (firms based mainly in the West, Southwest and Southeast, who focus solely on entitling and improving land, then selling it to builders) stayed clear of these Northeast areas. Thus, in eastern Pennsylvania, New Jersey and other similar markets, local builders typically had to develop the skill to gain their own approvals and complete their own site improvements. We learned this part of the business at an early stage in our history.

> ***"In sum, the evidence points toward a man-made scarcity of housing in the sense that the housing supply has been constrained by governmental regulation, as opposed to fundamental geographic limitations."***
>
> *Source: Harvard Institute of Economic Research – 2005*

Our ability to secure approvals and develop our own land provides extra value to our shareholders, because we generally don't pay the higher prices land developers charge home builders for sites with approvals. It also increases our profits, because we can gain control of land at an earlier stage than builders who only buy home sites once roads and improvements have been installed by third-party land developers.

Each market in which we build has its own unique approval process. In some areas, such as many Northeast and Mid-Atlantic states, approvals are overseen by town planning boards, whose volunteer members are local residents. County, state and federal guidelines are overlaid on the local zoning regulations so, in many cases, dozens of permits and approvals are required before a community can open for sale. In other markets, approvals are overseen by county or even state authorities, again with the addition of federal guidelines. In all cases, the level of oversight and the volume of permitting required continues to increase. This elongates the approval process, increasing the expense, resources and skill needed to complete it.

Constrained Production For A Growing Population

Since 1970, U.S. households have increased by 75%, from under 65 million to more than 113 million. In addition, during that time, the average U.S. household's net income (in constant 2004 dollars) has grown by over 50%. Logically, one would expect that new home production would keep pace with this growth, but it has not. In fact, on an annual average, in the United States more homes were built in the 1970s than were built in either the 1980s, the 1990s or in the current decade so far. In the 1970s, production of new single- and multi-family homes averaged 1.77 million annually, while in the 2000s so far the average has been 1.74 million per year.

The primary reason that home production has not kept pace with this growth is the constricted land approval process, which has restricted the supply of building home sites coming to market to meet the housing needs of American families. One consequence of this has been the steady rise in new home prices over the past 35 years.

The constraints on supply may have broader consequences in the next 10 years as demand continues to outpace supply. Harvard University's Joint Center for Housing Studies, in its report, *State of the Nation's Housing – 2005*, predicts that household formations between 2005 and 2015 will exceed those of the 1990s and, combined with higher rates of immigration, will spur demand on par with or at a higher rate than in the past decade.

With accelerating household growth, it appears that demand for housing could exceed our industry's ability to supply it. We believe this should result in continued steady demand for new homes and benefit builders like Toll Brothers with the entitled home sites on which to build.

Housing Starts vs. Household Growth



Average Annual Housing Starts (in millions)
1.767
1.492
1.371
1.735
2500
2000
1500
1000
500
0
Housing Starts (in 000)
Number of Households Have Grown 75%
1970-1979
1980-1989
1990-1999
2000-2004
Total Single- and Multi-Family Housing Starts
Total U.S. Households

Source: U.S. Census Bureau



FOCUS ON DETAILS IN RESEARCH AND PLANNING

When acquiring land for a Toll Brothers community, we carefully consider numerous factors. We evaluate a site's access to major roads, mass transit and employment centers, and the quality of its school system. We estimate the cost of improving the land based on its topography and soil conditions.

We review zoning restrictions and then engineer each site to determine what product types, and how many homes we can build once we account for streets, utilities, water, sewers and other infrastructure. Most importantly, we look for evidence of proven, existing demand for luxury homes. We conduct detailed analyses of our potential competitors and the tastes of buyers in a local market to gauge their appetite for our products and to identify a competitive advantage to help us sell our homes.

These guidelines apply to all our potential sites, whether for a community of 50 homes in a single product line or a community of several thousand homes with numerous product lines and large-scale amenities such as golf courses, lakes and country clubs.

Generally, we do not take ownership of a land parcel until we have secured approvals and are confident we can build on it. Before then, we maintain control of the property through an option agreement, during which time we typically manage and bear the cost of the approval process. This policy enables us to control our risk so we do not become owners of sites on which we cannot build. It also enables our shareholders to benefit from the increase in land value that we create by taking properties from unapproved to approved, "ready-to-build" status.

> ***"New construction has plummeted and housing prices have soared in a small but increasing number of places. These changes do not appear to be the result of a declining availability of land, but rather are the result of a changing regulatory regime that has made large-scale development increasingly difficult in expensive regions of the country."***

Source: Harvard Institute of Economic Research – 2005

To increase the appeal of our communities, we plan our sites with an eye to enhancing the land from a lifestyle perspective with walking trails, preserved open spaces, playgrounds, recreational facilities, attractive street layouts, winding roads and cul-de-sacs. We emphasize unique geographic features and strive to position our homes to accentuate natural views and exciting land features that residents can enjoy both from inside and outside their homes. Our goal is for buyers to be as pleased with the appearance of our communities as they are with our homes.

Strong Land Holdings In A Supply-Restricted Market

Our large, well-located land portfolio positions us to benefit from the changing dynamics of our industry. The growing imbalance between the constrained supply of approved buildable home sites and the increasing demographics-driven demand that has fueled the strong housing market of the past 15 years has favored those builders with the resources and expertise to control and gain approvals for home building sites and communities.

The shortage of buildable home sites, which we believe results from anti-growth sentiment and increased governmental approval regulation, is magnified in the established, affluent markets where we operate. Due to our financial strength, our land approval and development skills, and our legal and planning expertise, we have been able to grow and gain market share even in years when new home sales nationally have slowed.

Our land strategy differs from that of many other major builders. We allocate capital to the most profitable land deals, rather than by geographic region or product type. When evaluating the worth of a property for acquisition, we won't justify paying a higher price based on assumptions that home prices will continue to rise: We believe this leads to overpaying for land, which we generally have had the discipline to avoid in our nearly 40 years in business.

We use our strong capital base and approvals skills to secure control of land at an earlier stage than many other builders, which has enabled us to build our land portfolio into a multi-year supply. This year we boosted our land position to over 83,000 home sites under control at FYE 2005, up 38% versus the roughly 60,000 at FYE 2004.

These home sites are located in 21 states in six regions across the U.S. The geographic diversity of our locations protects us from the vagaries of individual housing markets and offers greater opportunities for profit.

Optioned & Owned Home Sites


Optioned
Owned
6,665
7,255
9,255
10,015
11,225
14,584
17,302
21,965
30,381
34,431
33,118
39,146
40,844
48,058
60,189
83,126
90
91
92
93
94
95
96
97
98
99
00
01
02
03
04
05
FYE



The Malvern Heritage at Island Lake of Novi
Novi, Michigan


36472

The Venado Spanish Colonial at Trev
Scottsdale, Ariz

The Waterford New England at Hampton Hall
Bluffton, South Carolina

Luxury Homes for All Lifestyles

The Aragon by Toll Custom Homes
South Fort Myers, Florida

The Terraces at Dublin Ranch Villag
Dublin, Californ

The Huntington Collection at Tracc
Las Vegas, Nevac

DIVERSE PRODUCTS EXPAND OUR CUSTOMER BASE

We are the only major public home building company focused primarily on the luxury market. As the number of affluent households has increased, as the baby boom generation has entered its peak earning and wealth-creating years, and as the diversity of our buyers' lifestyles has broadened, we have introduced new product lines and improved upon existing ones to expand our customer base. From a traditional single-family home builder 20 years ago, we have grown to meet the changing expectations of our customers as they mature, and as they look to their homes to fulfill more of their personal, professional and recreational needs. We believe we now offer the widest range of products in our industry.

Move-Up Communities – Targeted to growing families, our move-up homes have been transformed over the past two decades as affluent lifestyles have evolved. Upgraded kitchens and family rooms have moved front-and-center in buyers' lives, replacing formal living rooms and dining rooms in size and stature. Structural options we offer such as vast master suites, media and exercise rooms, and guest wings enhance the lifestyles of today's families. Large play areas for children and teens have become oases for indoor activities and magnets for family gatherings.

Empty-Nester Communities – Serving smaller-sized families, most often those without children at home, this type of community is a growing part of our business. Our empty-nester homes are characterized by first-floor master suites, sun rooms, home offices, hobby rooms and wide-open floor plans for active entertaining.

Active-Adult Communities – Designed especially for the 55+ age buyer, these communities often include on-location lifestyle amenities such as fine dining in country clubs, indoor and outdoor pools, gardening areas, tennis courts, fitness centers and game rooms. Our home designs offer comfortable single-story living with room for socializing with guests and upstairs loft areas to accommodate visiting family members.

Resort-Style Communities – A growing addition to our offerings, our large master planned communities offer a variety of our product lines and lifestyles centered around major recreational amenities such as golf courses, country clubs, lakes, and marinas. We offer these communities not only in Sunbelt markets, but also in the Northeast, Midwest and Mid-Atlantic regions, where buyers also want to enjoy year-round resort-style living.

Urban and Suburban High-Density Communities – With land scarcer and approvals more difficult, we now sell multi-story, high-density living in many locations. We build three- to five-story buildings with 60 or more units, underground parking and community recreational amenities in cities and suburbs, as well as high-rise towers overlooking the Atlantic Ocean and the Manhattan skyline.

More House & More Luxury

Responding quickly to the changing tastes of our upscale buyers is one of the characteristics that makes us unique. We are a Fortune 500 Company that, through architecture, design and management systems, has the flexibility and capability to rapidly adapt to the shifting preferences of our customers.

The past decade has seen a tremendous evolution in our homes. First-floor ceiling heights were eight feet, then nine feet, and are now often ten feet. The number and variety of bathrooms, the size of kitchens and the components of our amenity packages have grown. Increasing numbers and size of closets, more garage bays and lifestyle features, such as solariums, broadband Internet service, and recreation-oriented community centers have all become part of our product lines.

This evolution was highlighted by *The Wall Street Journal* in August 2005, which featured Toll Brothers and the changes occurring in new luxury homes. The article compared our best-selling home model in 2000 – the Columbia – with our best seller in 2005 – the Hampton, and noted how new homes reflect shifting customer tastes.

The Columbia is a 3,200-square-foot home (before additions), whereas the Hampton starts at 4,800 square feet. The Columbia's 2.5 bathrooms compare to the Hampton's 4.5; its two-car garage contrasts with the Hampton's three-car garage; its kitchen is 150 square feet versus 260 square feet for the Hampton; and its master suite closet is 90 square feet compared to 320 square feet for the Hampton. Second-floor ceiling heights in the Columbia are eight feet versus nine feet for the Hampton.

The increase in size, value and amenities in new homes is often overlooked as a factor in why home prices have risen. New homes today have many more features, ranging from greater volume space to home offices and technology and lifestyle features than in previous decades.

Many often-quoted studies of home price increases do not consider these factors. However, one does: *The Bureau of the Census' Constant Quality U.S. New Home Index (CQI)* adjusts for the improved quality, size and amenities in homes today. This study reveals that, on a value-adjusted basis, home prices have actually increased much less than is suggested by more often quoted studies which do not adjust for this increase in quality, size and amenities. For example, between 2000 and 2004, according to the CQI, home prices grew at an average annual rate of 5.4%, compared to an annual rate of 8.2%, according to the more often-quoted Office of Federal Housing Enterprise Oversight study, which does not adjust for changes in quality. The implication is that buyers, though paying more for their homes, are getting more in return.



The Hampton – 4,800 Sq. Ft. of Living Space in 2005

HOMES FOR EVOLVING LIFESTYLES– Our best-selling homes: 2005 vs. 2000

The Columbia – 3,200 Sq. Ft. of Living Space in 2000

A UNIQUE CUSTOM-PRODUCTION SYSTEM

Our capability to build extensively customized luxury homes in high volumes, across numerous luxury product lines and geographic markets, makes us unique in the home building industry. We offer our customers thousands of combinations and permutations of structural additions to their homes, such as greenhouses, conservatories and home offices; and designer-quality upgrades for cabinetry, flooring, windows, and numerous other aspects of the home. Our buyers combine these options with premium lot upgrades to add about $113,000, or 21%, on average, to the base price of their homes.

To manage this complex process and to build our homes on time and on budget, for nearly 40 years we have developed unique design and production systems. We pre-design and pre-budget each of the homes and structural options we offer. Through Toll Architecture, we value engineer each home design so it can be built most efficiently, using high-volume production techniques. We purchase most of the materials and fixtures that go into our homes via large-volume discounts and through long-term contracts with major national and regional manufacturers. Through Toll Integrated Systems (TIS), our house component distribution and manufacturing operation, we produce wall panels, roof trusses, signature millwork and other elements in three computerized factory production facilities for over 5,000 of our homes annually. Through TIS, we also oversee third-party house component manufacturers located near more distant communities to which shipping from our East Coast factories would be too expensive.

Our sophisticated buyers demand an extra level of customer service when they choose to build a home with Toll Brothers. Therefore, we entrust each of our communities to a Project Manager (PM). Each PM operates with the flexibility of a small builder in the field, overseeing land approvals and sales and construction teams, making marketing decisions and dealing with customers directly, while benefiting from the supervision and support of more senior managers. Because our PMs are backed by the resources of a Fortune 500 company, they can spend most of their time serving buyers rather than on legal, accounting, and other similar functions.

With Toll Brothers standing behind our PMs, they have the financial strength of our investment-grade rated balance sheet. They get advice from our expert legal teams. Our purchasing group negotiates lower material prices based on Toll Brothers' national purchasing power. Our 100+ person engineering and land development company helps them land-plan their communities, budget and time-line their site improvements and lay out their homes to optimize customer satisfaction and profitability. Our accounting, risk management and corporate planning teams assist them to track and measure their progress and control their risk. Our marketing group guides them in their advertising and communications strategy. And Toll Architecture provides them with the most current and exciting floorplans and designs in our industry. Toll Brothers' combination of small builder innovation and big builder strength offers the best of both worlds to our buyers.

Towers, Town Centers & New Urbanist High Density

No-growth sentiment and increasing government regulation are restricting traditional suburban single-family new home development in many markets. In addition, as a Harvard University study noted, "the desire to avoid lengthening commutes and traffic congestion is keeping demand for newer units in and near city centers robust, adding to the premium households must pay to live closer to employment centers."

In response, in recent years we have broadened our *product lines across the U.S. to include higher density* communities in suburban markets, in town centers and in cities. We've learned we can work successfully with municipalities promoting "smart-growth," seeking the preservation of open space in conjunction with new development, or repositioning urban locations, such as former industrial sites, for better uses. Planning together, we can help governments stimulate more economic activity in underdeveloped downtown commercial and transit-oriented centers and build new housing for growing populations while preserving open space.

In Las Vegas, Nevada, Traccia is our new urbanist community with sidewalks, alleys, walking paths and up to 10 single-family homes to the acre. At Dublin Ranch, in Dublin, California, east of San Francisco, we are developing 1,400 attached homes in four product line communities on 40 acres. In Hoboken and Jersey City, New Jersey, we control sites for over 2,000 high-rise condominiums with Manhattan skyline views. Some are under construction, others are in conversion from rental to condo ownership, and still more are in planning for future high-rise waterfront development. On the Atlantic Ocean at Singer Island, Florida, near Palm Beach, we are constructing our first 20-story high-rise tower, which is 100% pre-sold. We control sites in three New York City boroughs—Manhattan, Brooklyn and Queens. In New Jersey, we are planning transit villages, which are mixed-use retail-residential communities *accessible and adjacent to major public transportation hubs.* At Naval Square in Philadelphia, Pennsylvania, we have combined historic preservation and new construction on a 20-acre site we are developing into 865 residences.



Naval Square
Philadelphia, Pennsylvania

The Toll Brothers City Living Real Estate Store
Hoboken, New Jersey

The Hudson Tea Building
Hoboken, New Jersey

The Hampton Georgian at Marvin Creek
Charlotte area, North Carolina

Demographics Drive Demand



The Beverly Mediterranean at Saratoga at Vista Del Verde
Yorba Linda, California



The Vicksburg Charleston at New Britain Walk
New Britain, Pennsylvania

MORE HOUSEHOLDS & GREATER AFFLUENCE

The Nation's wealth has increased dramatically in the past 25 years and net incomes and net worths of U.S. households have increased in every age bracket. The number of households (the primary driver of housing demand) has risen by 31 million, or 37%. Simply put, there are many more households and, on average, they are more affluent, than ever before. Leading the charge are $100,000+ income households, which are the fastest growing economic group of potential home buyers.

When we enter a new region, we analyze its concentration of affluence, using demographic data to evaluate the depth of the market. We also consider the volume of housing starts in an area to determine whether we can build and sell enough homes annually in a particular territory to justify the management commitment a market requires. Based on 2004 U.S. Census data, in the Metropolitan Statistical Areas (MSAs) in which we build, on average about 21% of the households have incomes of $100,000 or more. For example, based on 2004 data, the metro Washington, D.C., area had 602,500 such households, or 30% of total households, and 30,200 single-family housing permits.

Nationally, luxury homes are becoming a larger percentage of all new homes built. According to the U.S. Census, homes selling for $300,000 or more were roughly 24% of all new homes sold in 2003. Now, two years later, they represent 33% of all new homes sold based on mid-year data. Homes of $500,000 or more, a subset of this group, have grown from 6% in 2003 to approximately 11% through mid-2005.

> ***"With income and wealth rising across all age groups, immigration driving up household growth and the baby boomers still dominating housing markets, demographic trends will support solid growth in housing demand over the coming decade."***
>
> *Source: The State of the Nation's Housing – 2005, Harvard University*

We are also benefiting from the maturing baby boomers, now in their peak earning and move-up home buying years, and the increase in U.S. immigrants, one million of whom have been entering the U.S. annually in the past decade, and who, once established, have higher rates of homeownership than U.S.-born Americans. The mix of more boomers in the age and income brackets able to afford our homes, and the growing percentage of immigrants, now 25% or more of whom hold managerial, professional and technical positions, has broadened our customer base.

These trends bode well for our future. As we build our brand, continue to increase our presence in existing markets through land acquisition and new product offerings, and as we enter new territories, we will continue to expand in the luxury market that has been our focus for nearly 40 years.

Our Growing Customer Base

Over the past quarter-century, the potential customer base for luxury new homes has increased significantly, due to the growth in the number of affluent households and their increasing percentage of total households. Since 1980, $100,000+ income households (in constant 2004 dollars) have grown at six times the pace of U.S. households in general and now total 17.8 million, or 15.7% of all households.

In the past decade alone, households in general have increased from 99 million to 113 million—a jump of 14 million. In that time, $100,000+ income households have grown from 11.3 million to 17.8 million, an increase of 6.5 million—or 44% of the total 14 million new households.

The dramatic increase in affluent households runs headlong into the increasing shortage of home sites in affluent markets. The result has been a surge in home price increases over the past decade as greater numbers of financially able buyers compete for an increasingly constrained supply of home sites in the most desirable areas of the U.S. This has been one of the major reasons why home prices have sustained themselves and risen in the past decade, despite a stock market crash, a nationwide recession, a terrorist attack, two wars and several periods of interest rate hikes.

Based on data of the past 15 years, the unemployment rate for affluent buyers (using college graduates as their proxy) has remained at about half that of the U.S. civilian population in general during boom and bust periods in the economy. This group tends to hold onto its jobs in hard times, and sees incomes grow more in both good and weak times than less affluent economic groups.

In The Past Quarter-Century $100,000+ Income Households Have Grown 6 Times Faster Than All U.S. Households

(In Constant 2004 Dollars)


ALL HOUSEHOLDS
(in millions)
37% Growth
82.37
113.15
1980
2004
$100,000+
INCOME HOUSEHOLDS
(in millions)
213% Growth
5.68
17.76
1980
2004

Source: U.S. Census Bureau (P60-229)



[T]he Brookfield by Toll Custom Homes
[B]onita Springs, Florida

Financial Firepower



[T]he Henley Versailles at RiverCrest Masters
[O]aks, Pennsylvania



The Villagio Courtyard at Sierra Norte
Scottsdale, Arizona

○ MANAGING RISK WHILE FUELING GROWTH

Our net income and revenues have grown at an average annual rate of more than 20% since going public in 1986. In the past 10 years, we have increased our revenues 800% and our earnings 1,500%. In the past two years, we have doubled our revenues and tripled net income. We also have continued to position ourselves for future growth, as we have more than doubled our land position since 2002.

Managing such rapid growth while operating in a fiscally prudent manner is a constant challenge. Nonetheless, through nearly 20 years of dramatic growth as a public company, we have been able to raise our credit ratings to their current investment-grade level from each of the agencies that covers us: Standard & Poor's, Moody's, and Fitch.

In FY 2005, we continued to strengthen our financial position. We upsized our revolving credit facility to $1.2 billion and increased its membership to now include 30 banks from the U.S., Europe and Asia. In the public capital markets, we raised $300 million in investment-grade 5.15% ten-year senior notes, which we used to repay more expensive, shorter term debt. We split our stock two-for-one in July 2005. We grew stockholders' equity by 44% to $2.76 billion, and reduced our net debt to capital ratio* to under 28%—our lowest level ever.

Over time, we have been able to maintain the longevity of our public debt, with an average maturity of 7.6 years currently, and to lower our average interest cost to its current rate of 6.3%. We have grown our stockholders' equity at a compound average annual rate of 28% since going public. These measures, combined with our fiscally conservative management philosophy, provide us with a very strong foundation from which to keep expanding. This year our efforts resulted in an improved outlook from Standard & Poor's, shifting to positive from stable in the investment-grade BBB- category.

Our profit margins have led the industry for most of the past decade. From a financial perspective, we make profitability our top priority, rather than pure size or revenue growth, and we take a conservative approach to protect our down side in all aspects of our business. It's why we won't assume home price increases in evaluating what to pay for a new parcel of land. And why we almost never build a "spec home," one that doesn't have a buyer committed before construction commences. Instead, we sign a contract with a buyer and receive a non-refundable down payment averaging 7%, or more than $40,000 on average, and then start building their home. It's also why we generally option land until we have approvals, and then buy it.

Our financial management philosophy mirrors the conservative and opportunistic approach we take to running our business. We seek to access the capital markets when the environment is favorable to borrowers, rather than waiting until we are in need of capital. We prefer long-term maturities for our debt and seek to lock in fixed rates to negate interest rate risk. Because we mostly have long-term assets on our balance sheet—namely land—we believe these strategies are prudent and have proven successful over time. ○

*Calculated as total debt minus mortgage warehouse loans minus cash divided by total debt minus mortgage warehouse loans minus cash plus stockholders' equity.

A Powerful Company

In the past decade, Toll Brothers has transformed from a regional geographically-concentrated home builder to a home building company of national scope and reputation. This rapid growth has occurred in tandem with dramatic improvement in our financial foundation and stability.

The geographic diversification we have achieved has facilitated significant improvement in our financial risk profile. Key components include a much broader base of capital available at much lower borrowing cost, reduced leverage, higher profit margins, a decreased dependence on any single geographic market, and the establishment of a vast network of land acquisition teams that have increased our opportunities for profit around the U.S.

FYE October 31

($ in millions except for stock price [adjusted to reflect splits])

	1995	2005
Stock Price	$4.47	$36.91
Revenues	$643	$5,793
Net Income	$49.9	$806.1
Backlog	$401	$6,015
Stockholders' Equity	$257	$2,764
Net Debt to Capital*	49.6%	27.6%
Home Bldg Gross Margin	24.6%	32.2%
Operating Profit Margin	12.3%	21.7%
Net Profit Margin	7.7%	13.9%
Interest Coverage**	3.9x	12.6x
Lots Owned & Controlled	14,584	83,126
% Optioned Lots	35%	57%
States	13	21
Selling Communities	97	230
Bank Facility	$230	$1,200
$s Available to Borrow	$148	$907
LIBOR (L) Pricing***	L+125 bps	L+62.5 bps
# of Banks in Facility	14	30

**EBIT/Interest Incurred

***BPS (Basis Points)



The St. Michael at Preston Lakes Estates
Plano, Texas

Building the Brand



The Los Gatos at Norris Canyon Estates
San Ramon, California

A REPUTATION EARNED ONE HOME AT A TIME

We are committed to building what has become one of the best brands in the real estate industry. As job mobility motivates more and more Americans to relocate around the nation; as more buyers undertake their initial new home search online; as larger numbers of affluent, quality-conscious and time-constrained customers seek the dependability of a well-known builder; and as demand for second homes in distant parts of the U.S. accelerates, our reputation and name recognition are becoming increasingly valuable assets in attracting buyers throughout the country.

Our transformation from a regional builder concentrated on the Northeast and Mid-Atlantic states to a Fortune 500 company with nationwide presence has happened gradually over the past decade. When we first made the leap across the U.S. to enter California, then Texas and Florida soon thereafter, we found that we were unknown in these newer markets. Much has changed in the past 10 years as we have become known nationally for the quality of our homes and the reliability of our brand.

In our business, brand reputation is built one home at a time. Word-of-mouth is a very important selling tool. A happy customer recommends us to a friend, who mentions us to another. A customer visits a Toll Brothers community and stops in on a new homeowner and potential new neighbor. Making sure our buyers are happy and satisfied is a large part of our corporate mission.

We offer home buyers a unique system that marries the efficiency of high-volume home production with a program of extensive customization. We offer a nearly custom home and a program of one-stop shopping: we are the architect, the land developer, and the construction team all in one.

> ***"Toll has constructed an organization with a level of specialization and efficiency that is unmatched in the business."***
>
> Source: *Fortune Magazine – The 2005 Fortune 500*

We make the process of building a home easier and much less stressful for our customers than if they were dealing with a small private builder. Because our structural options are all pre-designed and pre-budgeted, customers know what they are buying and at what price. We remove the guesswork and surprises. Selection of items such as carpets, plumbing fixtures, bay windows and cabinets are made easy because buyers make their choices at our communities or, in a growing number of markets, at our convenient regional design centers.

Buyers appreciate the personal service we provide. Our project managers and sales managers work closely with them during the months-long period when we are building their homes. And buyers take comfort in knowing that they are placing their trust in a Fortune 500 company, with a nearly 40-year history and nearly 20 years as a public company.

A Recognized Name

FORTUNE 500 – 2005 ○ BUILDER MAGAZINE FAST TRACK HALL OF FAME ○ 100 BEST PLACES TO WORK IN CONSTRUCTION INDUSTRY 2002 – Professional Builder Magazine ○ **AMERICA'S BEST BUILDER** – 1996 Builder Magazine ○ OUTSTANDING QUALITY AWARD - INVESTWARE CORPORATION – June 2001 ○ ONE OF THE TOP 100 BEST GROWTH COMPANIES – 1995 Financial World Magazine ○ 2005 DELTA ASSOCIATES Best Adaptive Reuse Condominium Project in the Philadelphia Metro Area-Naval Square ○ 2005 GOLD NUGGET COMPETITION AWARD OF MERIT WINNERS-AZ ○ 2005 MAME MAJOR ACHIEVEMENTS IN MARKETING EXCELLENCE-AZ ○ **NATIONAL HOUSING QUALITY AWARD** – 1995 National Association of Home Builders and Professional Builder Magazine ○ 2005 MAME MARKETING ACHIEVEMENTS IN MARKETING EXCELLENCE-Charlotte, NC ○ 2005 Pinnacle Awards ○ BARRON'S TOP 30 CEOs – 2005 ○ 2005 Pyramid Awards ○ 2005 Best in Seniors Housing Design Awards ○ 2005 SAM (Sales & Marketing Committee-NJ Builders Association) ○ The Nationals 2005 – Regional Award ○ The Nationals 2005 – Silver Award ○ **FORBES PLATINUM 400** ○ CEO OF THE YEAR – 2005 Builder Magazine ○ 2005 Southeast Building Conference Excel Awards (Gold, Silver & Bronze Awards)-North Florida Division ○ 2005 Florida's Best Awards (BASF)

Shining In The Fortune 500*

Rank

#20 – Ten-year Total Return to Investors**

#27 – FY 2004 Total Return to Investors

#36 – Ten-Year Earnings Per Share Growth**

#107 – FY 2004 Net Profit Margin

#264 – FY 2004 Net Income

#477 – FY 2004 Revenues

*Fortune Magazine – 2005
**1994–2004

The Lamar Chateau at The Summit at Castle Pines Village
Castle Rock, Colorado

Strong Growth Prospects

The Marietta at Mountain Crest at Somersett
Reno, Nevada

LOOKING TO THE FUTURE

A number of factors will shape our strategy as we prepare for the future. We believe the growth in affluent households, both in sheer numbers and as a proportion of the total population, will continue to increase, as it has for the last quarter-century, which will promote demand for luxury homes of all types. Therefore, we expect to remain focused on the luxury market and seek to identify future opportunities to broaden our luxury product lines throughout the U.S.

> ***"Based on the Census Bureau's current population projections, household growth would accelerate from around 12 million in the 1990s to 13.3 million in 2005-2015. But without a significant slowdown in immigration, household growth is much more likely to reach 14-15 million over the decade. In either case, the pace of household growth will support housing demand on par with today's high levels."***

Source: The State of the Nation's Housing – 2005, Harvard University

We envision that approved home sites will be in increasingly short supply due to additional government regulation and the growing anti-development sentiment that gives competitive advantage to builders such as Toll Brothers with the expertise, capital and perseverance to secure approvals to build. Because we now control over 83,000 home sites, we are already positioned to benefit from this trend. With a track record of identifying and gaining approvals for attractive land parcels around the U.S., we have the skills to profit from these constraints (which restrict competition) and to grow in the future.

We believe that the opportunity to own residences in more than one location, for both lifestyle and investment reasons, will lead more affluent Americans to become multiple-homeowners, particularly as baby boomers mature. Therefore, we have increased our product lines and are aggressively looking for opportunities in urban high-rise; resort-style community development; active-adult communities; and empty-nester and second-home communities in retirement and recreational areas.

The current challenging climate for new housing will provide major builders with the opportunity to demonstrate that they have the ability to navigate and succeed in an environment of rising interest rates and softening demand. We believe that, in this environment, Toll Brothers will continue to gain market share from smaller builders. Our ability to perform and profit in a difficult economic environment; our brand name; our marketing reach via the Internet, print and other communication vehicles; our excellent community locations and our culture of customer service will serve us well in the years ahead.

Succeeding In A Rising Interest Rate Environment

We are often asked about the impact of rising mortgage rates on housing demand in general and on Toll Brothers specifically. Underlying this question is concern about the sustainability of a healthy housing market as interest rates rise.

There appears to be a correlation between rising interest rates and reduced housing demand at the national level. In the face of rising interest rates, single-family housing starts in the U.S. declined in 1995, 1997 and 2000 by 10%, 2% and 5% respectively. During those years, the 30-year fixed-rate mortgage peaked at 9.2% in 1995, 8.2% in 1997, and 8.6% in 2000. This compares to a rate of approximately 6% as of this writing.

Toll Brothers continued to expand during these three periods of rising rates and decreasing national single family housing starts. Our new home deliveries grew 15% in 1995, 19% in 1997 and 11% in 2000. Because we focus on the luxury market, we believe our buyers are not as negatively impacted by rising interest rates as less affluent customers are. Our buyers borrow, on average, about 70% of the home price compared to about 85% for starter home buyers.

Since the late 1980s, the residential mortgage market has evolved from dependence on banks and savings and loan institutions as its primary capital sources to the much broader and deeper public capital markets. The result has been the proliferation of a wide variety of much more flexible mortgage products now available to borrowers, which have the benefit of softening the impact of rising interest rates. For example, borrowers can lock in lower rates for shorter periods, such as five, seven, or ten years, instead of the traditionally higher-rate 30-year mortgage.

Toll Homes Delivered vs. 30-Year Conventional Fixed-Rate Mortgage Rates

FYE October 31, 2005


Mortgage Rate (%)
10
9
8
7
6
5
4
3
2
1
Toll Homes Delivered
10000
8000
6000
4000
2000
0
94
95
96
97
98
99
00
01
02
03
04
05
30-Year Conventional Fixed-Rate Mortgage Rate
(Source: Federal Home Mortgage Corporation)
Toll Homes Delivered

Toll Brothers' Financial Summary – 1990-2005

Note: Amounts have been restated to reflect a revised presentation of revenues and two-for-one stock splits in July 2005 and March 2002.

Summary Consolidated Income Statement Data

(Amounts in thousands, except per share data)

Year Ended October 31,	2005	2004	2003	2002	2001	2000	1999
Revenues	$5,793,425	$3,861,942	$2,758,443	$2,315,444	$2,207,999	$1,801,660	$1,455,516
Income before income taxes and change in accounting	$1,323,128	$ 647,432	$ 411,153	$ 347,318	$ 337,889	$ 230,966	$ 160,432
Net income before change in accounting	$ 806,110	$ 409,111	$ 259,820	$ 219,887	$ 213,673	$ 145,943	$ 101,566
Net income	$ 806,110	$ 409,111	$ 259,820	$ 219,887	$ 213,673	$ 145,943	$ 101,566
Income per share							
Basic							
Income before extraordinary items and change in accounting	$ 5.23	$ 2.75	$ 1.84	$ 1.56	$ 1.49	$ 1.01	$ 0.69
Net income	$ 5.23	$ 2.75	$ 1.84	$ 1.56	$ 1.49	$ 1.01	$ 0.69
Weighted average number of shares	154,272	148,646	141,339	140,945	143,340	145,075	146,756
Diluted							
Income before extraordinary items and change in accounting	$ 4.78	$ 2.52	$ 1.72	$ 1.46	$ 1.38	$ 0.98	$ 0.68
Net income	$ 4.78	$ 2.52	$ 1.72	$ 1.46	$ 1.38	$ 0.98	$ 0.68
Weighted-average number of shares	168,552	162,330	151,083	150,959	154,734	149,651	149,744

Summary Consolidated Balance Sheet Data

(Amounts in thousands, except per share data)

At October 31,	2005	2004	2003	2002	2001	2000	1999
Inventory	$5,068,624	$3,878,260	$3,080,349	$2,551,061	$2,183,541	$1,712,383	$1,443,282
Total assets	$6,343,840	$4,905,578	$3,787,391	$2,895,365	$2,532,200	$2,030,254	$1,668,062
Debt							
Loans payable	$ 250,552	$ 340,380	$ 281,697	$ 253,194	$ 362,712	$ 326,537	$ 213,317
Senior notes	1,140,028	845,665	546,669				
Subordinated notes	350,000	450,000	620,000	819,663	669,581	469,499	469,418
Mortgage warehouse line	89,674	92,053	49,939	48,996	24,754		
Collateralized mortgage obligations							1,145
Total	$1,830,254	$1,728,098	$1,498,305	$1,121,853	$1,057,047	$ 796,036	$ 683,880
Stockholders' equity	$2,763,571	$1,919,987	$1,476,628	$1,129,509	$ 912,583	$ 745,145	$ 616,334
Number of shares outstanding	154,943	149,642	146,644	140,432	139,112	143,580	145,814
Book value per share	$ 17.84	$ 12.83	$ 10.07	$ 8.04	$ 6.56	$ 5.19	$ 4.2[illegible]
Return on beginning stockholders' equity	42.0%	27.7%	23.0%	24.1%	28.7%	23.7%	19.3%

Home Data

Year Ended October 31,	2005	2004	2003	2002	2001	2000	1999
Number of homes closed	8,769	6,627	4,911	4,430	4,358	3,945	3,555
Sales value of homes closed (in 000)	$5,759,301	$3,839,451	$2,731,044	$2,279,261	$2,180,469	$1,762,930	$1,438,17[illegible]
Number of homes contracted	10,372	8,684	6,132	5,070	4,314	4,364	3,799
Sales value of homes contracted (in 000)	$7,152,463	$5,641,454	$3,475,992	$2,734,457	$2,158,536	$2,134,522	$1,627,849
At October 31,	**2005**	**2004**	**2003**	**2002**	**2001**	**2000**	**1999**
Number of homes in backlog	8,805	6,709	4,652	3,342	2,702	2,746	2,32[illegible]
Sales value of homes in backlog (in 000)	$6,014,648	$4,433,895	$2,631,900	$1,858,784	$1,403,588	$1,425,521	$1,053,929
Number of selling communities	230	220	200	170	155	146	14[illegible]
Home sites							
Owned	35,838	29,804	29,081	25,822	25,981	22,275	23,16[illegible]
Optioned	47,288	30,385	18,977	15,022	13,165	10,843	11,26[illegible]
Total	83,126	60,189	48,058	40,844	39,146	33,118	34,43[illegible]

1998	1997	1996	1995	1994	1993	1992	1991	1990
1,206,290	$ 968,253	$759,303	$643,017	$501,822	$392,560	$279,841	$175,971	$198,336
132,523	$ 103,215	$ 85,793	$ 79,439	$ 56,840	$ 42,820	$ 27,493	$ 8,444	$ 16,801
84,704	$ 65,075	$ 53,744	$ 49,932	$ 36,177	$ 26,751	$ 16,538	$ 5,013	$ 9,988
84,704	$ 65,075	$ 53,744	$ 49,932	$ 36,177	$ 28,058	$ 16,538	$ 5,013	$ 9,988
0.58	$ 0.48	$ 0.40	$ 0.37	$ 0.27	$ 0.20	$ 0.13	$ 0.04	$ 0.08
0.58	$ 0.48	$ 0.40	$ 0.37	$ 0.27	$ 0.21	$ 0.13	$ 0.04	$ 0.08
145,930	136,508	135,460	134,040	133,592	132,924	132,088	124,992	118,856
0.55	$ 0.44	$ 0.36	$ 0.34	$ 0.25	$ 0.20	$ 0.12	$ 0.04	$ 0.08
0.55	$ 0.44	$ 0.36	$ 0.34	$ 0.25	$ 0.21	$ 0.12	$ 0.04	$ 0.08
153,441	149,049	147,516	145,440	142,620	133,868	132,936	125,648	118,856

1998	1997	1996	1995	1994	1993	1992	1991	1990
1,111,863	$ 921,595	$772,471	$623,830	$506,347	$402,515	$287,844	$222,775	$240,155
1,254,468	$1,118,626	$837,926	$692,457	$586,893	$475,998	$384,836	$312,424	$316,534
182,292	$ 189,579	$132,109	$ 59,057	$ 17,506	$ 24,779	$ 25,756	$ 49,943	$ 71,707
269,296	319,924	208,415	221,226	227,969	174,442	128,854	55,513	61,474
1,384	2,577	2,816	3,912	4,686	10,810	24,403	39,864	45,988
452,972	$ 512,080	$343,340	$284,195	$250,161	$210,031	$179,013	$145,320	$179,169
525,756	$ 385,252	$314,677	$256,659	$204,176	$167,006	$136,412	$117,925	$ 94,599
147,742	137,102	135,674	134,552	133,692	133,276	132,348	131,248	118,736
3.56	$ 2.81	$ 2.32	$ 1.91	$ 1.53	$ 1.25	$ 1.03	$ 0.90	$ 0.80
22.0%	20.7%	20.9%	24.5%	21.7%	20.6%	14.0%	5.3%	11.7%

1998	1997	1996	1995	1994	1993	1992	1991	1990
3,099	2,517	2,109	1,825	1,583	1,324	1,019	676	727
1,206,290	$ 968,253	$759,303	$643,017	$501,822	$392,560	$279,841	$175,971	$198,336
3,387	2,701	2,398	1,846	1,716	1,595	1,202	863	612
1,383,093	$1,069,279	$884,677	$660,467	$586,941	$490,883	$342,811	$230,324	$163,975

1998	1997	1996	1995	1994	1993	1992	1991	1990
1,892	1,551	1,367	1,078	1,025	892	621	438	251
814,714	$ 627,220	$526,194	$400,820	$370,560	$285,441	$187,118	$124,148	$ 69,795
122	116	100	97	80	67	62	42	41
15,578	12,820	12,065	9,542	6,779	5,744	5,633	3,974	4,548
14,803	9,145	5,237	5,042	4,445	4,271	3,592	3,281	2,117
30,381	21,965	17,302	14,584	11,224	10,015	9,225	7,255	6,665

Overview

Fiscal 2005 was another record year for us. Home sales revenues increased by 50% over fiscal 2004 and net income increased by 97%. In addition, new sales contracts signed in fiscal 2005 increased 27% over fiscal 2004 and our backlog of homes under contract but not yet delivered to home buyers ("backlog") at October 31, 2005 was 36% greater than the backlog at October 31, 2004.

Beginning in the fourth quarter of fiscal 2005 and continuing into the first quarter of fiscal 2006, we have experienced a slowdown in new contracts signed. We believe this slowdown is attributable to a softening of demand from our home buyers, a lack of available home sites caused by delays in new community openings, delays in approvals of new phases of existing communities and our reluctance to sign new contracts that would require us to extend delivery dates beyond the twelve months that we are quoting to home buyers in many communities. In addition, we believe the damage caused by the hurricanes that struck the United States in fiscal 2005, high gasoline prices and anticipated increases in heating fuel costs during the winter months of fiscal 2006 have caused consumer confidence to decline, thereby decreasing demand for our homes. Because home price increases have slowed in most markets, it appears that customers are taking more time in making home buying decisions. Despite this slowdown, we remain cautiously optimistic about the future growth of our business. Our industry demographics remain strong due to the continuing regulation-induced constraints on lot supplies and the growing number of affluent households. Based upon our evaluation of our backlog, our current communities open and the expected timing of new community openings in fiscal 2006, we believe that we will deliver between 9,500 homes and 10,200 homes in fiscal 2006 with an average delivered price between $670,000 and $680,000. In addition, we expect to recognize between $280 million and $300 million of revenues on the percentage of completion accounting method related to four high-rise residences that are under construction. We expect that net income for fiscal 2006 will be between $810 million and $890 million, and that diluted earnings per share will be between $4.79 and $5.27 per share.

Geographic and product diversification, access to lower-cost capital, a versatile and abundant home mortgage market and improving demographics are promoting demand for those builders who can control land and persevere through the increasingly difficult regulatory approval process. We believe that this evolution in our industry favors the large publicly traded home building companies with the capital and expertise to control home sites and gain market share. We currently own or control more than 83,000 home sites in 50 markets we consider to be affluent, a substantial number of which sites already have the approvals necessary for development. We believe that as the approval process becomes more difficult, and as the political pressure from no-growth proponents increases, our expertise in taking land through the approval process and our already approved land positions should allow us to continue to grow for a number of years to come.

Because of the length of time that it takes to obtain the necessary approvals on a property, complete the land improvements on it and deliver a home after a home buyer signs an agreement of sale, we are subject to many risks. We attempt to reduce certain risks by controlling land for future development through options whenever possible, thus allowing us to obtain the necessary governmental approvals before acquiring title to the land; generally commencing construction of a home only after executing an agreement of sale and receiving a substantial downpayment from a buyer; and using subcontractors to perform home construction and land development work on a fixed-price basis.

In the ordinary course of doing business, we must make estimates and judgments that affect decisions on how we operate and on the reported amounts of assets, liabilities, revenues and expenses. These estimates include, but are not limited to, those related to the recognition of income and expenses; impairment of assets; estimates of future improvement and amenity costs; capitalization of costs to inventory; provisions for litigation, insurance and warranty costs; and income taxes. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. On an ongoing basis, we evaluate and adjust our estimates based on the information currently available. Actual results may differ from these estimates and assumptions or conditions.

Our revenues have grown on average over 20% per year in the last decade. We have funded this growth through the reinvestment of profits, bank borrowings and capital market transactions. At October 31, 2005, we had $689.2 million of cash and cash equivalents and approximately $907.0 million available under our $1.2 billion ban[k] revolving credit facility, which extends to July 15, 2009. In June 2005, we issue[d] $300 million of 5.15% Senior Notes due 2015. We used a portion of the proceed[s] from these notes to redeem $100 million of our 8% Senior Subordinated Notes du[e] 2009 and the remainder of the proceeds, together with available cash, to repay ou[r] $222.5 million bank term loan, which bore interest at 7.18% and was due in Jul[y] 2005. With these resources, our strong cash flow from operations and our history o[f] success in accessing the public debt markets, we believe we have the resource[s] available to continue to grow in fiscal 2006 and beyond.

Critical Accounting Policies

We believe the following critical accounting policies reflect the more significa[nt] judgments and estimates used in the preparation of our consolidated financi[al] statements.

Inventory

Inventory is stated at the lower of cost or fair value in accordance with Statement o[f] Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairmen[t] or Disposal of Long-Lived Assets" ("SFAS 144"). In addition to direct lan[d] acquisition, land development and home construction costs, costs include interes[t], real estate taxes and direct overhead related to development and construction, whic[h] are capitalized to inventories during the period beginning with the commencemen[t] of development and ending with the completion of construction.

Once a parcel of land has been approved for development, it generally takes four t[o] five years to fully develop, sell and deliver all the homes in one of our typic[al] communities. Longer or shorter time periods are possible depending on the numbe[r] of home sites in a community. Our master planned communities, consisting o[f] several smaller communities, may take up to 10 years or more to complete. Becaus[e] our inventory is considered a long-lived asset under U.S. generally accepte[d] accounting principles, we are required to regularly review the carrying value of eac[h] of our communities and write down the value of those communities for which w[e] believe the values are not recoverable. When the profitability of a curren[t] community deteriorates, the sales pace declines significantly or some other facto[r] indicates a possible impairment in the recoverability of the asset, we evaluate th[e] property in accordance with the guidelines of SFAS 144. If this evaluation indicat[es] that an impairment loss should be recognized, we charge cost of sales for th[e] estimated impairment loss in the period determined.

In addition, we review all land held for future communities or future sections o[f] current communities, whether owned or under contract, to determine whether o[r] not we expect to proceed with the development of the land as original[ly] contemplated. Based upon this review, we decide (a) as to land that is under [a] purchase contract but not owned, whether the contract will likely be terminated o[r] renegotiated, and (b) as to land we own, whether the land will likely be develope[d] as contemplated or in an alternative manner, or should be sold. We then furth[er] determine which costs that have been capitalized to the property are recoverable an[d] which costs should be written off. We recognized $5.1 million of write-offs of cos[ts] related to current and future communities in fiscal 2005, $7.5 million in fiscal 20[04] and $5.6 million in fiscal 2003.

We have a significant number of land purchase contracts, sometimes referred to here[in] as "options" or "option agreements," which we evaluate in accordance with th[e] Financial Accounting Standards Board ("FASB") Interpretation No. 46, "Consolidatio[n] of Variable Interest Entities, an interpretation of ARB No. 51" ("FIN 46") as amende[d] by FIN 46R. Pursuant to FIN 46, an enterprise that absorbs a majority of the expecte[d] losses or receives a majority of the expected residual returns of a variable interest enti[ty] ("VIE") is considered to be the primary beneficiary and must consolidate th[e] operations of the VIE. A VIE is an entity with insufficient equity investment or in whic[h] the equity investors lack some of the characteristics of a controlling financial interes[t]. For land purchase contracts with sellers meeting the definition of a VIE, we perform [a] review to determine which party is the primary beneficiary of the VIE. This revie[w] requires substantive judgment and estimation. These judgments and estimates invol[ve] assigning probabilities to various estimated cash flow possibilities relative to the entit[y's] expected profits and losses and the cash flows associated with changes in the fair val[ue] of the land under contract. Because, in most cases, we do not have any ownersh[ip] interests in the entities with which we contract to purchase land, we generally do n[ot] have the ability to compel these entities to provide assistance in our review. In many instances, these entities provide us little, if any, financial information.

Revenue and Cost Recognition

Traditional Home Sales — Because the construction time for one of our traditional homes is generally less than one year, revenues and cost of revenues from traditional home sales are recorded at the time each home is delivered and title and possession are transferred to the buyer. Closing normally occurs shortly after construction is substantially completed.

Land, land development and related costs, both incurred and estimated to be incurred in the future, are amortized to the cost of homes closed based upon the total number of homes to be constructed in each community. Any changes resulting from a change in the estimated number of homes to be constructed or in the estimated costs subsequent to the commencement of delivery of homes are allocated to the remaining undelivered homes in the community. Home construction and related costs are charged to the cost of homes closed under the specific identification method. The estimated land, common area development and related costs of master planned communities, including the cost of golf courses, net of their estimated residual value, are allocated to individual communities within a master planned community on a relative sales value basis. Any changes resulting from a change in the estimated number of homes to be constructed or in the estimated costs are allocated to the remaining home sites in each of the communities of the master planned community.

High-Rise/Mid-Rise Residences — We are developing several high-rise/mid-rise projects that will take substantially more than one year to complete. If these projects qualify, revenue will be recognized using the percentage of completion method of accounting in accordance with SFAS No. 66, "Accounting for Sales of Real Estate" ("SFAS 66"). Under the provisions of SFAS 66, revenues and costs are to be recognized when construction is beyond the preliminary stage, the buyer is committed to the extent of being unable to require a refund except for non-delivery of the unit, sufficient units in the project have been sold to ensure that the property will not be converted to rental property, the sales proceeds are collectible and the aggregate sales proceeds and the total cost of the project can be reasonably estimated. Revenues and costs of individual projects will be recognized on the individual project's aggregate value of units for which the home buyers have signed binding agreements of sale, less an allowance for cancellations, and will be based on the percentage of total estimated construction costs that have been incurred. Total estimated revenues and construction costs will be reviewed periodically and any change will be applied prospectively. We expect to begin recognizing revenue and costs using percentage of completion accounting on several projects in fiscal 2006.

Land Sales — Land sales revenues and cost of revenues are recorded at the time that title and possession of the property have been transferred to the buyer. We recognize our pro rata share of revenues and cost of revenues of land sales to entities in which we have a 50% or less interest based upon the ownership percentage attributable to the non-Company investors. Any profit not recognized in a transaction reduces our investment in the entity.

Off-Balance Sheet Arrangements

We have investments in and advances to several joint ventures, to Toll Brothers Realty Trust Group ("Trust") and to Toll Brothers Realty Trust Group II ("Trust II"). At October 31, 2005, we had investments in and advances to these entities of $152.4 million, were committed to invest or advance an additional $165.8 million in the aggregate to these entities if needed and had guaranteed approximately $154.6 million of these entities' indebtedness and/or loan commitments. See Notes 4 and 13 to the Consolidated Financial Statements, "Investments in and Advances to Unconsolidated Entities" and "Related Party Transactions," for more information regarding these entities. We do not believe that these arrangements, individually or in the aggregate, have or are reasonably likely to have a current or future material effect on our financial condition, results of operations, liquidity or capital resources. Our investments in these entities are accounted for using the equity method.

Results of Operations

The following table compares certain income statement items related to our operations (amounts in millions):

Year ended October 31,	2005		2004		2003	
	$	%	$	%	$	%
Revenues						
Home sales	$5,759.3		$3,839.5		$2,731.0	
Land sales	34.1		22.5		27.4	
Total revenues	5,793.4		3,861.9		2,758.4	
Cost of revenues						
Home sales	3,902.7	67.8%	2,747.3	71.6%	1,977.4	72.4%
Land sales	24.4	71.6%	15.8	70.1%	17.9	65.2%
Interest expense*	125.3	2.2%	93.3	2.4%	73.2	2.7%
	4,052.4		2,856.4		2,068.6	
Selling, general and administrative expenses*	482.8	8.3%	381.1	9.9%	288.3	10.5%
Income from operations*	1,258.2	21.7%	624.5	16.2%	401.5	14.6%
Other:						
Equity earnings from unconsolidated entities	27.7		15.7		1.0	
Interest and other	41.2		15.4		15.8	
Expenses related to early retirement of debt	(4.1)		(8.2)		(7.2)	
Income before income taxes	1,323.1		647.4		411.2	
Income taxes	517.0		238.3		151.3	
Net income	$ 806.1		$ 409.1		$ 259.8	

** Note: Percentages for interest expense, selling, general and administrative expenses and income from operations are based on total revenues. Amounts may not add due to rounding.*

Fiscal 2005 Compared to Fiscal 2004

Home Sales

Home sales revenues in fiscal 2005 of $5.76 billion (8,769 homes) were higher than the $3.84 billion (6,627 homes) reported in fiscal 2004 by approximately $1.92 billion, or 50%. The increase was attributable to a 32% increase in the number of homes delivered and a 13% increase in the average price of the homes delivered. The increase in the number of homes delivered in fiscal 2005 was primarily due to the higher backlog of homes at October 31, 2004 as compared to October 31, 2003, which was primarily the result of a 42% increase in the number of new contracts signed in fiscal 2004 over fiscal 2003, and the 30% increase in the number of new contracts signed in the first six months of fiscal 2005 (5,354 homes) as compared to the first six months of fiscal 2004 (4,107 homes). The increase in the average price of the homes delivered in fiscal 2005 was the result of increased selling prices in our communities and a shift in the location of homes delivered to more expensive areas.

The value of new sales contracts signed in fiscal 2005 was $7.15 billion (10,372 homes), a 27% increase over the $5.64 billion (8,684 homes) value of new sales contracts signed in fiscal 2004. The increase in fiscal 2005 was attributable to a 19% increase in the number of new contracts signed and a 6% increase in the average value of each contract, due primarily to the location and size of homes sold and increases in base selling prices. The increase in the number of new contracts signed was attributable to the continued demand for our homes and an increase in the number of communities from which we were selling homes. At October 31, 2005, we were selling from 230 communities compared to 220 communities at October 31, 2004. We expect to be selling from approximately 265 communities at October 31, 2006.

The value of new contracts signed in the quarter ended October 31, 2005 increased 4% over the comparable period of fiscal 2004. The increase in the 2005 quarter was attributable to a 3% increase in the average value of each contract signed and a 1%

increase in the number of new contracts signed. See the "Overview" contained in this section for a discussion relating to the slowdown in fourth-quarter contract signings.

We believe that demand for our homes is attributable to an increase in the number of affluent households, the maturation of the baby boom generation, a constricted supply of available new home sites, attractive mortgage rates and the belief of potential customers that the purchase of a home is a stable investment. At October 31, 2005, we had over 83,000 home sites under our control nationwide in markets we consider to be affluent.

At October 31, 2005, our backlog of homes under contract was $6.01 billion (8,805 homes), 36% higher than the $4.43 billion (6,709 homes) backlog at October 31, 2004. The increase in backlog at October 31, 2005 compared to the backlog at October 31, 2004 was primarily attributable to a 19% increase in the number of new contracts signed in fiscal 2005 as compared to fiscal 2004, a 6% increase in the average value of each contract signed in fiscal 2005 as compared to fiscal 2004, and the backlog of homes acquired in the acquisition of the Orlando division of Landstar Homes, offset, in part, by a 32% increase in the number of homes delivered in fiscal 2005 compared to fiscal 2004, and a 13% increase in the price of the homes delivered in fiscal 2005 as compared to fiscal 2004. Of the 8,805 homes in backlog at October 31, 2005, we expect to deliver approximately 89% of them in fiscal 2006. Based on the size and the expected delivery dates of our current backlog, the additional communities that we expect to open in the early part of fiscal 2006 and the expected continuing demand for our homes, we believe that we will deliver between 9,500 and 10,200 of our traditional homes in fiscal 2006 and that the average delivered price of those homes will be between $670,000 and $680,000.

Home costs as a percentage of home sales revenues decreased by 380 basis points (3.8%) in fiscal 2005 compared to fiscal 2004. The decrease was largely the result of selling prices increasing at a greater rate than costs and from efficiencies realized from the increased number of homes delivered. For fiscal 2006, we expect that home costs as a percentage of home sales revenues will be between 69.3% and 69.5% of revenues from the delivery of our traditional homes. The expected increase is based on anticipated material and labor cost increases, which we believe will outpace home price increases, and the expected cost of additional sales incentives we have started to offer home buyers in certain markets.

In addition, we will begin recognizing revenues and costs from several of our high-rise/mid-rise products in fiscal 2006 based on the percentage of completion method of accounting. For fiscal 2006, we expect to recognize between $280 million and $300 million of revenues under the percentage of completion method, and we believe costs will be approximately 77.5% of these revenues.

Land Sales

We are developing several communities in which we expect to sell a portion of the land to other builders or entities. The amount of land sales and the profitability of such sales will vary from year to year depending upon the sale and delivery of the specific land parcels. Land sales were $34.1 million in fiscal 2005 compared to $22.5 million in fiscal 2004. Cost of land sales was approximately 72% of land sales revenues in fiscal 2005, as compared to approximately 70% in fiscal 2004. For fiscal 2006, land sales are expected to be approximately $9.0 million, and cost of land sales are expected to be approximately $8.1 million.

Interest Expense

We determine interest expense on a specific home site-by-home site basis for our home building operations and on a parcel-by-parcel basis for land sales. As a percentage of total revenues, interest expense varies depending upon many factors, including the period of time that we have owned the land, the length of time that the homes delivered during the period were under construction and the interest rates and the amount of debt carried by us in proportion to the amount of our inventory during those periods.

Interest expense as a percentage of revenues was 2.2% of total revenues in fiscal 2005, slightly lower than the 2.4% of total revenues in fiscal 2004. For fiscal 2006, we expect interest expense to be approximately 2.1% of total revenues.

Selling, General and Administrative Expenses ("SG&A")

SG&A spending increased by $101.7 million, or 27%, in fiscal 2005 compared to fiscal 2004. The increased spending was principally due to the costs incurred to support the increased levels of construction and sales activity in fiscal 2005 as compared to fiscal 2004 and the continued costs incurred in the search for new land to replace the home sites that were sold during the period and to expand our land position to enable us to grow in the future. As a percentage of revenues, SG&A decreased in fiscal 2005 compared to fiscal 2004. For fiscal 2006, we expect that SG&A as a percentage of total revenues will be between 9.3% and 9.4%.

Income from Operations

Based upon the above, income from operations increased $633.7 million in fiscal 2005 over fiscal 2004. As a percentage of total revenues, income from operations was 21.7% in fiscal 2005 as compared to 16.2% in fiscal 2004.

Equity Earnings from Unconsolidated Entities

We are a participant in several joint ventures and in the Trust and Trust II. We recognize our proportionate share of the earnings from these entities. See Notes 4 and 13 to the Consolidated Financial Statements, "Investments in and Advances to Unconsolidated Entities" and "Related Party Transactions," for more information regarding our investments in and commitments to these entities. Many of our joint ventures are land development projects or high-rise/mid-rise construction projects and do not generate revenues and earnings for a number of years during the development of the property. Once development is complete, the joint ventures will generally, over a relatively short period of time, generate revenues and earnings until all the assets of the entities are sold. Because there is not a steady flow of revenues and earnings from these entities, the earnings recognized from these entities will vary significantly from year to year. In fiscal 2005, we recognized $27.7 million of earnings from unconsolidated entities as compared to $15.7 million in fiscal 2004. For fiscal 2006, we expect to recognize approximately $60.0 million of earnings from our investments in these joint ventures and in the Trust and Trust II.

Interest and Other

In fiscal 2005, interest and other was $41.2 million, an increase of $25.8 million from the $15.4 million recognized in fiscal 2004. The increase was primarily the result of higher interest income and higher income recognized from our ancillary businesses. For fiscal 2006, we expect interest and other income to be approximately $28.1 million.

Expenses Related to Early Retirement of Debt

We recognized a pre-tax charge of $4.1 million in fiscal 2005, representing the premium paid on the early redemption of our 8% Senior Subordinated Notes due 2009, the write-off of unamortized bond issuance costs related to those notes, and the bank loan termination charge related to the repayment of our $222.5 million bank term loan in June 2005. We recognized a pre-tax charge of $8.2 million in fiscal 2004, representing the premium paid on the early redemption of our 8 1/8% Senior Subordinated Notes due 2009, the write-off of unamortized bond issuance costs related to those notes, and the write-off of unamortized debt issuance costs related to our $575 million bank revolving credit agreement that was replaced by a $1.2 billion bank revolving credit agreement that expires in July 2009.

Income Before Income Taxes

Income before income taxes increased $675.7 million in fiscal 2005 over fiscal 2004.

Income Taxes

Income taxes were provided at an effective rate of 39.1% and 36.8% in fiscal 2005 and fiscal 2004, respectively. The difference in the rate in fiscal 2005 compared to the rate in fiscal 2004 was due primarily to a change in our estimated combined federal and state income tax rate before providing for the effect of permanent book-tax differences ("Base Rate") for fiscal 2005 and the impact of recalculating our net deferred tax liability using the new Base Rate. The change in the Base Rate was due to the combination of changes in tax legislation and regulations and an expected shift in income to states with higher tax rates in fiscal 2005. See Note 7 to the Consolidated Financial Statements, "Income Taxes," for additional information regarding the change in the income tax rates and the impact on the financial statements. For fiscal 2006, we expect that the effective tax rate will be approximately 39.0%.

Fiscal 2004 Compared to Fiscal 2003

Home Sales

Home sales revenues for fiscal 2004 of $3.84 billion (6,627 homes) were higher than those of fiscal 2003 by approximately $1.11 billion, or 41%. The increase was attributable to a 35% increase in the number of homes delivered and a 4% increase in the average price of homes delivered. The increase in the number of homes delivered in fiscal 2004 was primarily due to the higher backlog of homes at October 31, 2003 as compared to October 31, 2002, which was primarily the result of a 21% increase in the number of new contracts signed in fiscal 2003 over fiscal 2002, and a 51% increase in the number of new contracts signed in the first six months of fiscal 2004 as compared to the first six months of fiscal 2003. The increase in the average price of homes delivered in fiscal 2004 was the result of increased base selling prices and a shift in the location of homes delivered to more expensive areas, offset, in part, by a change in the mix of product types delivered.

The value of new sales contracts signed was $5.64 billion (8,684 homes) in fiscal 2004, a 62% increase over the $3.48 billion (6,132 homes) value of new sales contracts signed in fiscal 2003. The increase in fiscal 2004 was attributable to a 42% increase in the number of new sales contracts signed and a 15% increase in the average selling price of the homes. The increase in the number of new sales contracts signed in fiscal 2004 was attributable to the continued demand for our homes and the increase in the number of communities from which we were selling homes. We were selling from 220 communities at October 31, 2004, compared to 200 communities at October 31, 2003. We believe that the demand for our homes was attributable to an increase in the number of affluent households, the maturation of the baby boom generation, a constricted supply of available new home sites in our markets, attractive mortgage rates and the belief of potential customers that the purchase of a home is a stable investment. At October 31, 2004, we had over 60,000 home sites under our control nationwide, compared to approximately 48,000 home sites at October 31, 2003. The increase in the average price of homes contracted for in fiscal 2004 was the result of increased base selling prices and a shift in the location of homes delivered to more expensive areas.

At October 31, 2004, our backlog of homes under contract was $4.43 billion (6,709 homes), an increase of 68% over the $2.63 billion (4,652 homes) backlog at October 31, 2003. The increase in backlog at October 31, 2004, compared to the backlog at October 31, 2003, was primarily attributable to the increase in the number and average price of new contracts signed during fiscal 2004, as compared to fiscal 2003, offset, in part, by an increase in the number and average price of homes delivered in fiscal 2004 as compared to fiscal 2003.

Home costs as a percentage of home sales revenues decreased 80 basis points in fiscal 2004 as compared to fiscal 2003. The decrease was primarily the result of selling prices increasing at a greater rate than construction costs.

Inventory write-offs of $7.5 million in fiscal 2004 were 32% higher than the $5.6 million of write-offs in fiscal 2003. As a percentage of home sales revenues, write-offs in fiscal 2004 were comparable to those of fiscal 2003.

Land Sales

We are developing several communities in which we sell a portion of the land to other builders or entities. The amount of land sales will vary from year to year depending upon the scheduled timing of the delivery of the land parcels. Land sales revenues were $22.5 million in fiscal 2004 compared to $27.4 million in fiscal 2003. Land sales revenues in fiscal 2003 included $6.6 million from the sale of land to the Trust. (See Note 13 to the Consolidated Financial Statements, "Related Party Transactions," for a description of the sale to the Trust.) Land costs as a percentage of land sales revenues increased from 65.2% in fiscal 2003 to 70.1% in fiscal 2004 due to higher cost parcels being sold in fiscal 2004 compared to fiscal 2003.

Interest Expense

We determine interest expense on a specific home site-by-home site basis for our home building operations and on a parcel-by-parcel basis for land sales. As a percentage of total revenues, interest expense varies depending upon many factors, including the period of time that we have owned the land, the length of time that the homes delivered during the period were under construction and the interest rates and the amount of debt carried by us in proportion to the amount of our inventory during those periods.

Interest expense as a percentage of total revenues was slightly lower in fiscal 2004 than in fiscal 2003.

Selling, General and Administrative Expenses ("SG&A")

In fiscal 2004, SG&A spending increased by 32%, or $92.7 million, as compared to fiscal 2003, while total revenues in fiscal 2004 increased by 40% as compared to fiscal 2003. The increased spending was principally due to higher sales commissions, higher costs incurred to operate the greater number of selling communities that we had during fiscal 2004, as compared to fiscal 2003, and increased compensation and benefit costs.

Income from Operations

Based upon the above, income from operations increased $223.0 million, or 56% in fiscal 2004 over fiscal 2003. As a percentage of total revenues, income from operations was 16.2% in fiscal 2004 as compared to 14.6% in fiscal 2003.

Equity Earnings from Unconsolidated Entities

We are a participant in several joint ventures and in the Trust. We recognize income for our proportionate share of the earnings on sales to unrelated parties from these entities. See Notes 4 and 13 to the Consolidated Financial Statements, "Investments in and Advances to Unconsolidated Entities" and "Related Party Transactions," for more information regarding our investments in and commitments to these entities. Earnings from these entities vary significantly from year to year due to the variability of the levels of operations of these entities. In fiscal 2004, we recognized $15.7 million of earnings from these unconsolidated entities as compared to $1.0 million in fiscal 2003.

Interest and Other

Interest and other income for fiscal 2004 was $15.4 million, a decrease of $.4 million from the $15.8 million of interest and other income in fiscal 2003. This decrease was primarily the result of a $3.5 million profit recognized from the sale of a small commercial property in fiscal 2003 and a decrease in forfeited customer deposits in fiscal 2004, as compared to fiscal 2003, offset, in part, by higher income recognized from our ancillary businesses, higher management and construction fee income, and higher interest income.

Expenses Related to the Early Retirement of Debt

We recognized a pre-tax charge of $8.2 million in fiscal 2004 representing the premium paid on the early redemption of our 8 1/8% Senior Subordinated Notes due 2009, the write-off of unamortized bond issuance costs related to those notes, and the write-off of unamortized debt issuance costs related to our $575 million bank revolving credit agreement that was replaced by a new $1.2 billion bank revolving credit agreement that expires in July 2009. We recognized a pre-tax charge of $7.2 million in fiscal 2003 representing the premiums paid on the early redemption of our 8 3/4% Senior Subordinated Notes due 2006, and our 7 3/4% Senior Subordinated Notes due 2007, and the write-off of unamortized bond issuance costs related to those notes.

Income Before Income Taxes

Income before income taxes increased $236.3 million, or 57%, in fiscal 2004 over fiscal 2003.

Income Taxes

Income taxes were provided at an effective rate of 36.8% in fiscal 2004 and in fiscal 2003.

Capital Resources and Liquidity

Funding for our business has been provided principally by cash flow from operating activities, unsecured bank borrowings and the public debt and equity markets. We have used our cash flow from operating activities, bank borrowings and the proceeds of public debt and equity offerings to acquire additional land for new communities, fund additional expenditures for land development, fund construction costs needed to meet the requirements of our increased backlog and the increasing number of communities in which we are offering homes for sale, invest in unconsolidated entities, repurchase our stock, and repay debt.

Cash flow from operating activities increased in fiscal 2005 compared to fiscal 2004 and in fiscal 2004 compared to fiscal 2003. These increases are primarily the result of our strong revenue growth in fiscal 2005 and fiscal 2004.

We expect that our inventory will continue to increase and we are currently negotiating and searching for additional opportunities to obtain control of land for future communities. At October 31, 2005, the aggregate purchase price of land parcels under option and purchase agreements was approximately $3.6 billion (including $260.6 million of land to be acquired from joint ventures which we have invested in, made advances to or made loan guarantees on behalf of), of which we had paid or deposited approximately $287.5 million.

In general, cash flow from operating activities assumes that, as each home is delivered, we will purchase a home site to replace it. Because we own several years' supply of home sites, we do not need to buy home sites immediately to replace the ones delivered. In addition, we generally do not begin construction of our traditional single-family homes until we have a signed contract with the home buyer. We generally will not start construction of a high-rise/mid-rise project until a significant number of units are sold. Because of the significant amount of time between when a home buyer enters into a contract to purchase a home and when the construction of the home is completed and delivered to the home buyer, we believe we can estimate, with reasonable accuracy, the number of homes we will deliver in the next 9 to 12 months. Should our business decline significantly, our inventory would decrease as we complete and deliver the homes under construction but do not commence construction of as many new homes, resulting in a temporary increase in our cash flow from operations. In addition, under such circumstances, we might delay or curtail our acquisition of additional land, which would further reduce our inventory levels and cash needs.

During the past three fiscal years, we have had a significant amount of cash invested in either short-term cash equivalents or short-term interest-bearing marketable securities. In addition, we have made a number of investments in unconsolidated entities related to the acquisition and development of land for future home sites or in entities that are constructing or converting apartment buildings into luxury condominiums. Our investment activities related to marketable securities and investments in and distributions of investments from unconsolidated entities are contained in the Consolidated Statements of Cash Flows in the section "Cash flow from investing activities."

We have a $1.2 billion unsecured credit facility with 30 banks, which extends through July 15, 2009. At October 31, 2005, interest was payable on borrowings under the facility at 0.625% (subject to adjustment based upon our debt ratings and leverage ratio) above the Eurodollar rate or other specified variable rates as selected by us from time to time. We have also elected to periodically maintain a loan balance outstanding on our revolving credit facility; such borrowing is purely elective by us and is not required by the terms of our revolving credit facility. At October 31, 2005, we had no borrowings outstanding against the facility, and had approximately $293.0 million of letters of credit outstanding under it.

To reduce borrowing costs, extend the maturities of our long-term debt and raise additional funds for general corporate purposes, during the last three fiscal years we issued four series of senior notes aggregating $1.15 billion, and used the proceeds to redeem $470 million of senior subordinated notes and, together with other available cash, to repay a $222.5 million bank term loan. In addition, we raised approximately $86.2 million from the issuance of six million shares of our common stock in a public offering in August 2004. These financing activities are contained in the Consolidated Statements of Cash Flows in the section "Cash flow from financing activities."

We believe that we will be able to continue to fund our expected growth and meet our contractual obligations through a combination of existing cash resources, cash flow from operating activities, our existing sources of credit and the public debt markets.

Contractual Obligations

The following table summarizes our estimated contractual obligations at October 31, 2005 (amounts in millions):

	2006	2007-2008	2009-2010	There-after	Total
Senior and senior subordinated notes (a)	$ 94.7	$ 189.4	$189.4	$1,771.7	$2,245.2
Loans payable (a)	96.3	98.0	4.7	73.8	272.8
Mortgage company warehouse loan (a)	92.0	-	-	-	92.0
Operating lease obligations	13.9	22.9	13.3	29.2	79.3
Purchase obligations (b)	1,848.7	1,377.4	314.7	197.4	3,738.2
Retirement plans (c)	3.8	6.7	8.3	21.2	40.0
Other	0.7	1.4	1.4	-	3.5
	$2,150.1	$1,695.8	$531.8	$2,093.3	$6,471.0

(a) Amounts include estimated annual interest payments until maturity of the debt. Of the amounts indicated, $1.5 billion of the senior and senior subordinated notes, $250.6 million of loans payable and $89.7 million of the mortgage company warehouse loan were recorded on the October 31, 2005 Consolidated Balance Sheet.

(b) Amounts represent our expected acquisition of land under options or purchase agreements and the estimated remaining amount of the contractual obligation for land development agreements secured by letters of credit and surety bonds.

(c) Amounts represent our obligations under our 401(k), deferred compensation and supplemental executive retirement plans. Of the total amount indicated, $23.3 million has been recorded on the October 31, 2005 Consolidated Balance Sheet.

Inflation

The long-term impact of inflation on us is manifested in increased costs for land, land development, construction and overhead, as well as in increased sales prices. We generally contract for land significantly before development and sales efforts begin. Accordingly, to the extent land acquisition costs are fixed, increases or decreases in the sales prices of homes may affect our profits. Because the sales price of each of our homes is fixed at the time a buyer enters into a contract to acquire a home, and because we generally contract to sell our homes before we begin construction, any inflation of costs in excess of those anticipated may result in lower gross margins. We generally attempt to minimize that effect by entering into fixed-price contracts with our subcontractors and material suppliers for specified periods of time, which generally do not exceed one year.

In general, housing demand is adversely affected by increases in interest rates and housing costs. Interest rates, the length of time that land remains in inventory and the proportion of inventory that is financed affect our interest costs. If we are unable to raise sales prices enough to compensate for higher costs, or if mortgage interest rates increase significantly, affecting prospective buyers' ability to adequately finance home purchases, our revenues, gross margins and net income would be adversely affected. Increases in sales prices, whether the result of inflation or demand, may affect the ability of prospective buyers to afford new homes.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk primarily due to fluctuations in interest rates. We utilize both fixed-rate and variable-rate debt. For fixed-rate debt, changes in interest rates generally affect the fair market value of the debt instrument, but not our earnings or cash flow. Conversely, for variable-rate debt, changes in interest rates generally do not affect the fair market value of the debt instrument, but do affect our earnings and cash flow. We do not have the obligation to prepay fixed-rate debt prior to maturity, and, as a result, interest rate risk and changes in fair market value should not have a significant impact on such debt until we are required to refinance such debt.

At October 31, 2005, our debt obligations, principal cash flows by scheduled maturity, weighted-average interest rates, and estimated fair value were as follows (amounts in thousands):

	Fixed-Rate Debt		Variable-Rate Debt (a)(b)	
Fiscal Year of Expected Maturity	Amount	Weighted-Average Interest Rate	Amount	Weighted-Average Interest Rate
2006	$ 86,587	6.39%	$89,824	5.10%
2007	70,740	6.60%	150	2.75%
2008	16,787	4.69%	150	2.75%
2009	3,178	6.34%	150	2.75%
2010	800	10.00%	150	2.75%
Thereafter	1,568,150	6.29%	3,560	2.75%
Discount	(9,972)			
Total	$1,736,270	6.30%	$93,984	4.99%
Fair value at October 31, 2005	$1,742,630		$93,984	

(a) We have a $1.2 billion revolving credit facility with 30 banks, which extends through July 15, 2009. At October 31, 2005, interest was payable on borrowings under this facility at 0.625% (this rate will vary based upon our corporate debt rating and leverage ratios) above the Eurodollar rate or at other specified variable rates as selected by us from time to time. At October 31, 2005, we had no borrowings and approximately $293.0 million of letters of credit outstanding under the facility.

(b) Our mortgage subsidiary has a $125 million line of credit with four banks to fund mortgage originations. The line is due within 90 days of demand by the banks and bears interest at the banks' overnight rate plus an agreed-upon margin. At October 31, 2005, the subsidiary had $89.7 million outstanding under the line at an average interest rate of 5.1%. Borrowings under this line are included in the fiscal 2006 maturities.

Based upon the amount of variable-rate debt outstanding at October 31, 2005, and holding the variable-rate debt balance constant, each 1% increase in interest rates would increase the interest incurred by us by approximately $1.0 million per year.

Consolidated Statements Of Income

(Amounts in thousands, except per share data)

Year ended October 31,	2005	2004	2003
Revenues			
Home sales	$5,759,301	$3,839,451	$2,731,044
Land sales	34,124	22,491	27,399
	5,793,425	3,861,942	2,758,443
Cost of revenues			
Home sales	3,902,697	2,747,274	1,977,439
Land sales	24,416	15,775	17,875
Interest	125,283	93,303	73,245
	4,052,396	2,856,352	2,068,559
Selling, general and administrative	482,786	381,080	288,337
Income from operations	1,258,243	624,510	401,547
Other:			
Equity earnings from unconsolidated entities	27,744	15,731	981
Interest and other	41,197	15,420	15,817
Expenses related to early retirement of debt	(4,056)	(8,229)	(7,192)
Income before income taxes	1,323,128	647,432	411,153
Income taxes	517,018	238,321	151,333
Net income	$ 806,110	$ 409,111	$ 259,820
Earnings per share:			
Basic	$ 5.23	$ 2.75	$ 1.84
Diluted	$ 4.78	$ 2.52	$ 1.72
Weighted-average number of shares:			
Basic	154,272	148,646	141,339
Diluted	168,552	162,330	151,083

See accompanying notes.

Consolidated Balance Sheets

(Amounts in thousands)

October 31,	2005	2004
ASSETS		
Cash and cash equivalents	$ 689,219	$ 465,834
Marketable securities		115,029
Inventory	5,068,624	3,878,260
Property, construction and office equipment, net	79,524	52,429
Receivables, prepaid expenses and other assets	185,620	146,212
Mortgage loans receivable	99,858	99,914
Customer deposits held in escrow	68,601	53,929
Investments in and advances to unconsolidated entities	152,394	93,971
	$6,343,840	$4,905,578
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Loans payable	$ 250,552	$ 340,380
Senior notes	1,140,028	845,665
Senior subordinated notes	350,000	450,000
Mortgage company warehouse loan	89,674	92,053
Customer deposits	415,602	291,424
Accounts payable	256,557	181,972
Accrued expenses	791,769	574,202
Income taxes payable	282,147	209,895
Total liabilities	3,576,329	2,985,591
Minority interest	3,940	
Stockholders' equity		
Preferred stock, none issued		
Common stock, 156,292 and 154,003 shares issued at October 31, 2005 and 2004, respectively	1,563	770
Additional paid-in capital	243,232	200,938
Retained earnings	2,576,061	1,770,730
Unearned compensation	(686)	
Treasury stock, at cost - 1,349 shares and 4,362 shares at October 31, 2005 and 2004, respectively	(56,599)	(52,451)
Total stockholders' equity	2,763,571	1,919,987
	$6,343,840	$4,905,578

See accompanying notes.

Consolidated Statements Of Cash Flows

(Amounts in thousands)

Year ended October 31,	2005	2004 Reclassified	2003 Reclassified
Cash flow from operating activities:			
Net income	$ 806,110	$ 409,111	$ 259,820
Adjustments to reconcile net cash provided by (used in) operating activities:			
Depreciation and amortization	20,345	15,032	12,075
Amortization of initial benefit obligation	3,802	6,735	
Amortization of unearned compensation	200		
Equity earnings from unconsolidated entities	(27,744)	(15,731)	(981)
Distribution of earnings from unconsolidated entities	13,401	12,083	1,347
Deferred tax provision	26,763	32,377	17,933
Provision for inventory write-offs	5,079	7,452	5,638
Write-off of unamortized debt discount and financing costs	416	1,322	1,692
Changes in operating assets and liabilities, net of assets and liabilities acquired:			
Increase in inventory	(1,025,421)	(692,400)	(478,478)
Origination of mortgage loans	(873,404)	(744,380)	(714,505)
Sale of mortgage loans	873,459	701,967	718,761
Increase in receivables, prepaid expenses and other assets	(39,169)	(26,210)	(18,803)
Increase in customer deposits	109,506	92,332	33,475
Increase in accounts payable and accrued expenses	314,949	265,387	94,471
Increase in current income taxes payable	126,404	58,618	22,831
Net cash provided by (used in) operating activities	334,696	123,695	(44,724)
Cash flow from investing activities:			
Purchase of property and equipment, net	(43,029)	(20,408)	(15,475)
Purchase of marketable securities	(4,575,434)	(1,976,767)	(1,253,955)
Sale of marketable securities	4,690,463	2,052,500	1,063,193
Investment in and advances to unconsolidated entities	(55,059)	(84,729)	(15,268)
Return of investments in unconsolidated entities	14,631	22,005	3,203
Net cash provided by (used in) investing activities	31,572	(7,399)	(218,302)
Cash flow from financing activities:			
Proceeds from loans payable	1,125,951	981,621	1,096,897
Principal payments of loans payable	(1,391,833)	(988,488)	(1,117,047)
Net proceeds from issuance of public debt	293,097	297,432	544,174
Redemption of senior subordinated notes	(100,000)	(170,000)	(200,000)
Proceeds from issuance of common stock			86,241
Proceeds from stock based benefit plans	44,729	14,725	10,478
Purchase of treasury stock	(118,767)	(20,241)	(25,565)
Change in minority interest	3,940		
Net cash (used in) provided by financing activities	(142,883)	115,049	395,178
Net increase in cash and cash equivalents	223,385	231,345	132,152
Cash and cash equivalents, beginning of year	465,834	234,489	102,337
Cash and cash equivalents, end of year	$ 689,219	$ 465,834	$ 234,489

See accompanying notes.

Summary Consolidated Quarterly Financial Data (Unaudited)

(Amounts in thousands, except per share data)

Three months ended

Fiscal 2005	Oct. 31	July 31	April 30	Jan. 31
Revenue	$2,020,223	$1,547,082	$1,235,798	$990,322
Gross profit	$ 608,951	$ 478,133	$ 371,707	$282,238
Income before income taxes	$ 508,698	$ 362,608	$ 267,831	$183,991
Net income	$ 310,252	$ 215,532	$ 170,133	$110,193
Earnings per share				
Basic	$ 1.99	$ 1.39	$ 1.10	$ 0.73
Diluted	$ 1.84	$ 1.27	$ 1.00	$ 0.66
Weighted-average number of shares				
Basic	155,536	155,274	154,627	151,653
Diluted	168,930	169,843	169,352	166,084

Fiscal 2004	Oct. 31	July 31	April 30	Jan. 31
Revenue	$1,445,854	$1,004,204	$ 816,320	$595,564
Gross profit	$ 380,322	$ 262,995	$ 208,998	$153,275
Income before income taxes	$ 286,120	$ 167,821	$ 114,521	$ 78,970
Net income	$ 180,574	$ 106,015	$ 72,438	$ 50,084
Earnings per share				
Basic	$ 1.21	$ 0.71	$ 0.49	$ 0.34
Diluted	$ 1.11	$ 0.66	$ 0.44	$ 0.31
Weighted-average number of shares				
Basic	149,389	148,704	148,813	147,678
Diluted	162,992	161,840	162,853	161,637

** Due to rounding, the sum of the quarterly earnings per share amounts may not equal the reported earnings per share for the year.*

Note: All share and per share information has been adjusted and restated to reflect a two-for-one stock split distributed in the form of a stock dividend on July 8, 2005.

1 ○ Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Toll Brothers, Inc. (the "Company"), a Delaware corporation, and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. Investments in 50% or less owned partnerships and affiliates are accounted for using the equity method unless it is determined that the Company has effective control of the entity, in which case the entity would be consolidated.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue and Cost Recognition

Traditional Home Sales — The Company is primarily engaged in the development, construction and sale of residential homes. Because the construction time of one of the Company's traditional homes is generally less than one year, revenues and cost of revenues are recorded at the time each home sale is closed and title and possession have been transferred to the buyer. Closing normally occurs shortly after construction is substantially completed.

Land, land development and related costs (both incurred and estimated to be incurred in the future) are amortized to the cost of homes closed based upon the total number of homes the Company expects to construct in each community. Any changes resulting from a change in the estimated number of homes to be constructed or a change in estimated costs subsequent to the commencement of delivery of homes are allocated to the remaining undelivered homes in the community. Home construction and related costs are charged to the cost of homes closed under the specific identification method.

The estimated land, common area development and related costs of master planned communities (including the cost of golf courses, net of their estimated residual value) are allocated to individual communities within a master planned community on a relative sales value basis. Any changes resulting from a change in the estimated number of homes to be constructed or a change in estimated costs are allocated to the remaining home sites in each of the communities of the master planned community.

High-Rise/Mid-Rise Projects — The Company is developing several high-rise/mid-rise projects that will take substantially more than one year to complete. If these projects qualify, revenues will be recognized using the percentage of completion method of accounting in accordance with Statement of Financial Accounting Standards ("SFAS") No. 66, "Accounting for Sales of Real Estate" ("SFAS 66"). Under the provisions of SFAS 66, revenues and costs are to be recognized when construction is beyond the preliminary stage, the buyer is committed to the extent of being unable to require a refund except for non-delivery of the unit, sufficient units in the project have been sold to ensure that the property will not be converted to rental property, the sales prices are collectible and the aggregate sales proceeds and the total cost of the project can be reasonably estimated. Revenues and costs of individual projects will be recognized on the individual project's aggregate value of units for which home buyers have signed binding agreements of sale, less an allowance for cancellations, and will be based on the percentage of total estimated construction costs that have been incurred. Total estimated revenues and construction costs will be reviewed periodically and any change will be applied prospectively. The Company has several projects for which it will commence using percentage of completion accounting beginning in fiscal 2006.

Land — Land sales revenues and cost of revenues are recorded at the time that title and possession of the property have been transferred to the buyer. The Company recognizes the pro rata share of revenues, cost of sales and profits of land sales to entities in which the Company has a 50% or less interest based upon the ownership percentage attributable to the non-Company investors. Any profit not recognized in a transaction reduces the Company's investment in the entity.

Cash and Cash Equivalents

Liquid investments or investments with original maturities of three months or less are classified as cash equivalents. The carrying value of these investments approximates their fair value.

Property, Construction and Office Equipment

Property, construction and office equipment are recorded at cost and are stated net of accumulated depreciation of $78.7 million and $64.4 million at October 31, 2005 and 2004, respectively. Depreciation is recorded by using the straight-line method over the estimated useful lives of the assets.

Inventory

Inventory is stated at the lower of cost or fair value in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). In addition to direct land acquisition, land development and home construction costs, costs include interest, real estate taxes and direct overhead related to development and construction, which are capitalized to inventories during the period beginning with the commencement of development and ending with the completion of construction.

Once a piece of land has been approved for development, it generally takes four to five years to fully develop, sell and deliver all the homes in one of the Company's typical communities. Longer or shorter time periods are possible depending on the number of home sites in a community. The Company's master planned communities, consisting of several smaller communities, may take up to 10 years or more to complete. Because the Company's inventory is considered a long-lived asset under U.S. generally accepted accounting principles, the Company is required to review the carrying value of each of its communities and write down the value of those communities to the extent to which it believes the values are not recoverable. When the profitability of a current community deteriorates, or the sales pace declines significantly or some other factor indicates a possible impairment in the recoverability of the asset, the Company evaluates the property in accordance with the guidelines of SFAS 144. If this evaluation indicates that an impairment loss should be recognized, the Company charges cost of sales for the estimated impairment loss in the period determined.

In addition, the Company reviews all the land held for future communities or future sections of current communities, whether owned or under contract, to determine whether or not it expects to proceed with the development of the land, and, if so, whether it will be developed in the manner originally contemplated. Based upon this review, the Company decides (a) as to land that is under a purchase contract but not owned, whether the contract will be terminated or renegotiated, and (b) as to land the Company owns, whether the land can be developed as contemplated or in an alternative manner, or should be sold. The Company then further determines which costs that have been capitalized to the property are recoverable and which costs should be written off.

The Company evaluates its land purchase contracts, sometimes referred to as "options" or "option agreements," in accordance with the Financial Accounting Standards Board ("FASB") Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51" ("FIN 46") as amended by FIN 46R. Pursuant to FIN 46, an enterprise that absorbs a majority of the expected losses or receives a majority of the expected residual returns of a variable interest entity ("VIE") is considered to be the primary beneficiary and must consolidate the operations of the VIE. A VIE is an entity with insufficient equity investment or in which the equity investors lack some of the characteristics of a controlling financial interest. For land purchase contracts with sellers meeting the definition of a VIE, the Company performs a review to determine which party is the primary beneficiary of the VIE. This review requires substantive judgment and estimation. These judgments and estimates involve assigning probabilities to various estimated cash flow possibilities relative to the entity's expected profits and losses and the cash flows associated with changes in the fair value of the land under contract. Because, in most cases, the Company does not have any ownership interests in the entities with which it contracts to purchase land, it generally does not have the ability to compel these entities to provide assistance in its review. In many instances, these entities provide the Company little, if any, financial information.

The Company capitalizes certain project marketing costs and charges them against income as homes are closed.

Investments in and Advances to Unconsolidated Entities

The Company is a party to several joint ventures with independent third parties to develop and sell land that was owned or is currently owned by its joint venture partners. The Company recognizes its proportionate share of the earnings from the sale of home sites to other builders. The Company does not recognize earnings from the home sites it purchases from these ventures, but reduces its cost basis in the home sites by its share of the earnings from those home sites.

The Company is also a party to several other joint ventures, effectively owns one-third of the Toll Brothers Realty Trust Group ("Trust") and owns 50% of Toll Brothers Realty Trust Group II ("Trust II"). The Company recognizes its proportionate share of the earnings of these entities.

Treasury Stock

Treasury stock is recorded at cost. Issuance of treasury shares is accounted for on a first-in, first-out basis. Differences between the cost of treasury shares and the re-issuance proceeds are charged to additional paid-in capital.

Advertising Costs

The Company expenses advertising costs as incurred.

Warranty Costs

The Company provides all of its home buyers with a limited warranty as to workmanship and mechanical equipment. The Company also provides many of its home buyers with a limited ten-year warranty as to structural integrity. The Company accrues for expected warranty costs at the time each home is closed and title and possession have been transferred to the buyer. Costs are accrued based upon historical experience.

Insurance Costs

The Company accrues for the expected costs associated with the deductibles and self-insured amounts under its various insurance policies.

Segment Reporting

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," establishes standards for the manner in which public enterprises report information about operating segments. At October 31, 2005, the Company has determined that its operations primarily involve one reportable segment, home building.

Goodwill and Other Intangible Assets

Intangible assets, including goodwill, that are not subject to amortization are tested for impairment and possible write-down on an annual basis. At October 31, 2005, the Company had $12.2 million of goodwill.

Acquisitions

In September 2003, the Company acquired substantially all of the assets of Richard R. Dostie, Inc., a privately owned home builder in the Jacksonville, Florida, area.

In October 2003, the Company acquired substantially all of the assets of The Manhattan Building Company, a privately owned developer of urban in-fill locations in northern New Jersey.

In June 2005, the Company acquired substantially all of the assets of the home building operations of the Central Florida Division of Landstar Homes ("Landstar"). Landstar designed, constructed, marketed and sold homes in the Orlando metropolitan area. For the full calendar year 2005, Landstar anticipated delivering approximately 520 homes and producing revenues of approximately $150 million. Of the approximately $209.0 million (566 homes) of homes sold but not delivered at the acquisition date of Landstar, the Company delivered approximately $66.0 million (202 homes) of homes between the acquisition date and October 31, 2005. Under purchase accounting rules, the Company allocated a portion of the purchase price to the unrealized profit on these homes at the acquisition date. The Company did not recognize revenues on $21.3 million (73 homes) of home deliveries in the quarter ended July 31, 2005, but reduced the value of the acquired inventory by the $21.3 million. The acquisition had a minimal impact on the Company's earnings in fiscal 2005. The acquisition price of Landstar is not material to the financial position of the Company.

The acquisition agreements under which the above assets were purchased provide for contingent payments to the respective sellers if post-closing operations exceed specified levels of financial performance as provided in the agreements. The acquisition prices paid at closing, together with any contingent payments we are obligated to make for the acquisitions, were not and are not expected to be material to the financial position of the Company.

New Accounting Pronouncements

On December 16, 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"). In April 2005, the SEC adopted a rule permitting issuers to implement SFAS 123R at the beginning of their first fiscal year beginning after June 15, 2005. Under the provisions of SFAS 123R, the Company has the choice of adopting the fair-value-based method of expensing of stock options using (a) the "modified prospective method" whereby the Company recognizes the expense only for periods beginning after the date that SFAS 123R is adopted, or (b the "modified retrospective method", whereby the Company recognizes the expense for all years and interim periods since the effective date of SFAS 123 or for only those interim periods of the year of initial adoption of SFAS 123R. The Company wil adopt the provisions of SFAS 123R using the modified prospective method in it fiscal 2006 year beginning November 1, 2005. See Note 9, "Stock-Based Benefi Plans," for pro forma information regarding the Company's expensing of stocl options for fiscal 2005, 2004 and 2003.

In June 2005, the Emerging Issues Task Force ("EITF") released Issue No. 04-5 "Determining Whether a General Partner, or the General Partner as a Group Controls a Limited Partnership or Similar Entity When the Limited Partners Hav Certain Rights" ("EITF 04-5"). EITF 04-5 provides guidance in determining whethe a general partner controls a limited partnership and therefore should consolidate th limited partnership. EITF 04-5 states that the general partner in a limite partnership is presumed to control that limited partnership and that th presumption may be overcome if the limited partners have either (1) the substantiv ability to dissolve or liquidate the limited partnership or otherwise remove th general partner without cause, or (2) substantive participating rights. The effectiv date for applying the guidance in EITF 04-5 was (1) June 29, 2005 for all nev limited partnerships and existing limited partnerships for which the partnershi agreement was modified after that date, and (2) no later than the beginning of th first reporting period in fiscal years beginning after December 15, 2005, for all othe limited partnerships. Implementation of EITF 04-5 did not have a material impac on the Company's financial position in fiscal 2005.

Stock Split

On June 9, 2005, the Company's Board of Directors declared a two-for-one split c the Company's common stock in the form of a stock dividend to stockholders c record on June 21, 2005. The additional shares of stock were distributed as of th close of business on July 8, 2005. All share and per share information has bee adjusted and restated to reflect this split.

Subsequent Event

In November 2005, the Company acquired its partner's 50% interest in the Maxwe Place joint venture, resulting in the Maxwell Place joint venture becoming a 100% owned subsidiary of the Company as of the acquisition date. See Note 4, "Investment in and Advances to Unconsolidated Entities," for additional information.

2 ○ Reclassification

The Company has reclassified its October 31, 2004 consolidated balance sheet an its fiscal 2004 and 2003 consolidated statements of cash flows for the classificatio of investments in auction rate securities and the classification of certain distribution received from unconsolidated entities. The adjustments do not affect the Company previously reported consolidated statements of income, including per share amoun or total assets.

Auction rate securities do not meet the definition of a cash equivalent as defined i SFAS No. 95, "Statement of Cash Flows" (SFAS 95) as such securities have state maturities greater than three months. The Company's investments in auction ra securities in the amount of $115.0 million at October 31, 2004, which ha previously been included in cash and cash equivalents, has been reclassified t marketable securities in the accompanying consolidated balance sheet at Octob 31, 2004. In addition, the aggregate purchase and sale of these securities in fisc 2004 and 2003 should have been presented in the consolidated statements of cas flows as investing activities for those years and the quarters therein. Th reclassification of such amounts is summarized in the tables below. The balances an activity related to auction rate securities were properly classified in the quarter consolidated financial statements filed with the Securities and Exchang Commission on Form 10-Q for each quarter of fiscal 2005.

Distributions of income received from unconsolidated entities should be include within cash flow from operating activities in the consolidated statements of cas flows in accordance with SFAS 95. Distributions of income received fro unconsolidated entities in the amounts of $12.1 million and $1.3 million for th years ended October 31, 2004 and 2003, respectively, which had previously bee classified as "cash flow from investing activities" have been reclassified to "cas flow from operating activities" in the accompanying consolidated statements c cash flows.

A summary of the effects of these adjustments on the Company's consolidated statements of cash flows for the years ended October 31, 2004 and 2003 is as follows (amounts in $ thousands):

	2004		2003	
	As Reported	As Reclassified	As Reported	As Reclassified
Cash flow from operating activities:				
Distribution of earnings from unconsolidated entities	-	12,083	-	1,347
Net cash provided by operating activities	112,612	123,695	(46,071)	(44,724)
Cash flow from investing activities:				
Purchase of marketable securities	-	(1,976,767)	-	(1,253,955)
Sale of marketable securities	-	2,052,500	-	1,063,193
Return of investment in unconsolidated entities	34,088	22,005	4,550	3,203
Net cash used in investing activities	(71,049)	(7,399)	(26,193)	(218,302)
Net increase in cash and and cash equivalents	155,612	231,345	322,914	132,152
Cash and cash equivalents, beginning of year	425,251	234,489	102,337	102,337
Cash and cash equivalents, end of year	580,863	465,834	425,251	234,489

Distribution of earnings from unconsolidated entities for the three months, six months and nine months of the Company's fiscal years ended October 31, 2005 and 2004 were as follows (amounts in thousands):

	2005	2004
Three months ended January 31,	$ 495	$ 306
Six months ended April 30,	$ 536	$ 306
Nine months ended July 31,	$6,786	$5,818

The presentation of certain other prior year amounts have been reclassified to conform with the fiscal 2005 presentation.

3 ○ Inventory

Inventory at October 31, 2005 and 2004 consisted of the following (amounts in thousands):

	2005	2004
Land and land development costs	$1,717,825	$1,242,417
Construction in progress	2,709,795	2,178,112
Sample homes and sales offices	202,286	208,416
Land deposits and costs of future development	427,192	237,353
Other	11,526	11,962
	$5,068,624	$3,878,260

Construction in progress includes the cost of homes under construction, land and land development costs and the carrying cost of home sites that have been substantially improved.

The Company provided for inventory write-downs and the expensing of costs that it believed not to be recoverable of $5.1 million in fiscal 2005, $7.5 million in fiscal 2004 and $5.6 million in fiscal 2003. Of these amounts, $3.3 million, $5.2 million and $2.0 million were applicable to future communities in fiscal 2005, fiscal 2004 and fiscal 2003, respectively.

The Company capitalizes certain interest costs to inventory during the development and construction period. Capitalized interest is charged to cost of revenues when the related inventory is delivered. Interest incurred, capitalized and expensed for each of the three years ended October 31, 2005, 2004 and 2003, were as follows (amounts in thousands):

	2005	2004	2003
Interest capitalized, beginning of year	$173,442	$154,314	$123,637
Interest incurred	115,449	113,448	104,754
Interest expensed to cost of revenues	(125,283)	(93,303)	(73,245)
Write-off against other	(936)	(1,017)	(832)
Interest capitalized, end of year	$162,672	$173,442	$154,314

The Company has evaluated its land purchase contracts to determine if the selling entity is a VIE and if it is, whether the Company is the primary beneficiary of the entity. The Company does not possess legal title to the land and its risk is generally limited to deposits paid to the seller. The creditors of the seller generally have no recourse against the Company. At October 31, 2005, the Company had determined that it was not the primary beneficiary of any VIE related to its land purchase contracts and had not recorded any land purchase contracts as inventory. At October 31, 2004, the Company had recorded $15.4 million of land purchase contracts as inventory.

4 ○ Investments in and Advances to Unconsolidated Entities

The Company has investments in and advances to several joint ventures with unrelated parties to develop land. Some of these joint ventures develop land for the sole use of the venture partners, including the Company, and others develop land for sale to the venture partners and to unrelated builders. The Company recognizes its share of earnings from the sale of home sites to other builders. The Company does not recognize earnings from home sites it purchases from the joint ventures, but instead reduces its cost basis in these home sites by its share of the earnings on the home sites. At October 31, 2005, the Company had approximately $86.2 million invested in or advanced to these joint ventures and was committed to contributing additional capital in an aggregate amount of approximately $161.5 million (net of $129.6 million of loan guarantees by the Company related to two of the joint ventures' debt) if required by the joint ventures. At October 31, 2005, one of the joint ventures had a loan commitment of $535 million, of which the Company had guaranteed approximately $56.2 million, its pro-rata share of the amount financed, and the joint venture had approximately $415.6 million borrowed against this commitment. At October 31, 2005, a second joint venture had a loan commitment of $490 million, of which the Company had guaranteed approximately $73.5 million, its pro-rata share of the loan commitment, and the joint venture had approximately $375.5 million borrowed against this commitment.

In January 2004, the Company entered into a joint venture in which it had a 50% interest with an unrelated party to develop Maxwell Place, an approximately 800-unit luxury condominium community in Hoboken, New Jersey. At October 31, 2005, the Company had investments in and advances to this joint venture of $29.8 million and was committed to making up to $1.0 million of additional investments in and advances to it. The joint venture has a loan to finance a portion of the construction, of which the Company and its joint venture partner each have separately guaranteed $25.0 million of the principal amount of the loan. In November 2005, the Company acquired its partner's 50% equity ownership interest in this joint venture and assumed its former partner's portion of the loan guarantee. As a result of the acquisition, the Company owns 100% of the joint venture and it will be included as a consolidated subsidiary of the Company as of the acquisition date. As of the acquisition date, the joint venture had open contracts of sale to deliver 165 units with a sales value of approximately $128.3 million. The Company's investment in and subsequent purchase of the partner's interest in the joint venture is not material to the financial position of the Company. The Company will recognize revenue and costs using the percentage of completion method of accounting.

In October 2004, the Company entered into a joint venture in which it has a 50% interest with an unrelated party to convert a 525-unit apartment complex, The Hudson Tea Buildings, located in Hoboken, New Jersey, into luxury condominium units. At October 31, 2005, the Company had investments in and advances to the joint venture of $21.8 million, and was committed to making up to $1.5 million of additional investments in and advances to the joint venture.

In fiscal 2005, the Company, together with the Pennsylvania State Employees Retirement System ("PASERS"), formed Toll Brothers Realty Trust Group II ("Trust II") to be in a position to take advantage of commercial real estate opportunities. Trust II is owned 50% by the Company and 50% by PASERS. At October 31, 2005, the Company had an investment of $8.0 million in Trust II. In addition, the Company and PASERS each entered into subscription agreements that expire in September 2007, whereby each agreed to invest additional capital in an amount not to exceed $11.1 million if required by Trust II. In September 2005, the Company sold a 26-acre commercially zoned parcel of land at its Dominion Valley Country Club in Virginia and a 30-acre commercially zoned parcel of land at its South Riding master planned community in Virginia to Trust II for a total of $12.3 million. Because the Company owns 50% of Trust II, it recognized only 50% of the revenue, cost and profit on the sale. The remaining 50% of the profit on the sale reduced the Company's investment in Trust II. The Company provides, and will continue to provide development, finance and management services to Trust II and receives fees under the terms of various agreements. In fiscal 2005, the Company received fees of $1.1 million from Trust II.

See Note 13, "Related Party Transactions," for a description of the Company's investment in Toll Brothers Realty Trust Group.

5 ○ Loans Payable, Senior Notes, Senior Subordinated Notes and Mortgage Company Warehouse Loan

Loans payable at October 31, 2005 and 2004 consisted of the following (amounts in thousands):

	2005	2004
Term loan due July 2005		$222,500
Other	$250,552	117,880
	$250,552	$340,380

The Company has a $1.2 billion, unsecured revolving credit facility with 30 banks, which extends to July 15, 2009. At October 31, 2005, interest was payable on borrowings under the facility at 0.625% (subject to adjustment based upon the Company's debt rating and leverage ratios) above the Eurodollar rate or at other specified variable rates as selected by the Company from time to time. At October 31, 2005, the Company had no outstanding borrowings against the facility and letters of credit of approximately $293.0 million were outstanding under the facility. Under the terms of the revolving credit agreement, the Company is not permitted to allow its maximum leverage ratio (as defined in the agreement) to exceed 2.00:1.00 and was required to maintain a minimum tangible net worth (as defined in the agreement) of approximately $1.63 billion at October 31, 2005. At October 31, 2005, the Company's leverage ratio was approximately 0.43:1.00 and its tangible net worth was approximately $2.72 billion. Based upon the minimum tangible net worth requirement, the Company's ability to pay dividends and repurchase its common stock was limited to an aggregate amount of approximately $1.09 billion at October 31, 2005.

At October 31, 2005, approximately $245.6 million of loans payable were secured by assets of approximately $314.1 million. At October 31, 2005, the aggregate estimated fair value of the Company's loans payable was approximately $251.2 million. The fair value of loans was estimated based upon the interest rates at October 31, 2005 that the Company believed were available to it for loans with similar terms and remaining maturities.

During fiscal 2005, the Company issued $300 million of 5.15% Senior Notes due 2015 and used the proceeds from the transaction to redeem its $100 million outstanding of 8% Senior Subordinated Notes due 2009 and, with additional available funds, to retire its $222.5 million bank term loan.

During fiscal 2004, the Company issued $300 million of 4.95% Senior Notes due 2014. The Company used a portion of the proceeds from this transaction to redeem its $170 million outstanding of 8 1/8% Senior Subordinated Notes due 2009.

At October 31, 2005 and 2004, the Company's senior notes and senior subordinated notes consisted of the following (amounts in thousands):

	2005	2004
Senior notes:		
6.875% Senior Notes due November 15, 2012	$ 300,000	$300,000
5.95% Senior Notes due September 15, 2013	250,000	250,000
4.95% Senior Notes due March 15, 2014	300,000	300,000
5.15% Senior Notes due May 15, 2015	300,000	
Bond discount	(9,972)	(4,335)
	$ 1,140,028	$845,665
Senior subordinated notes:		
8% Senior Subordinated Notes due May 1, 2009		$100,000
8 1/4% Senior Subordinated Notes due February 1, 2011	$ 200,000	200,000
8.25% Senior Subordinated Notes due December 1, 2011	150,000	150,000
	$ 350,000	$450,000

The senior notes are the unsecured obligations of Toll Brothers Finance Corp., a 100%-owned subsidiary of the Company. The payment of principal and interest is fully and unconditionally guaranteed, jointly and severally, by the Company and substantially all of its home building subsidiaries (together with Toll Brothers Finance Corp., the "Senior Note Parties"). The senior notes rank equally in right of payment with all the Senior Note Parties' existing and future unsecured senior indebtedness, including the bank revolving credit facility. The senior notes are structurally subordinated to the prior claims of creditors, including trade creditors, of the subsidiaries of the Company that are not guarantors of the senior notes. The senior notes are redeemable in whole or in part at any time at the option of the Company, at prices that vary based upon the then-current rates of interest and the remaining original term of the notes.

The senior subordinated notes are the unsecured obligations of Toll Corp., a 100% owned subsidiary of the Company; these obligations are guaranteed on a senior subordinated basis by the Company. All issues of senior subordinated notes are subordinated to all existing and future senior indebtedness of the Company and are structurally subordinated to the prior claims of creditors, including trade creditors of the Company's subsidiaries other than Toll Corp. The indentures governing these notes restrict certain payments by the Company, including cash dividends and repurchases of Company stock. The senior subordinated notes are redeemable in whole or in part at the option of the Company at various prices, on or after the fifth anniversary of each issue's date of issuance.

At October 31, 2005, the aggregate fair value of all the outstanding senior notes and senior subordinated notes, based upon their indicated market prices, was approximately $1.13 billion and $366.4 million, respectively.

A subsidiary of the Company has a $125 million bank line of credit with four banks to fund home mortgage originations. The line of credit is due within 90 days of demand by the banks and bears interest at the banks' overnight rate plus an agreed upon margin. At October 31, 2005, the subsidiary had borrowed $89.7 million under the line of credit at an average interest rate of 5.1%. The line of credit is collateralized by all the assets of the subsidiary, which amounted to approximately $103.9 million at October 31, 2005.

The annual aggregate maturities of the Company's loans and notes during each of the next five fiscal years are 2006 - $176.4 million; 2007 - $70.9 million; 2008 - $16.9 million; 2009 - $3.3 million; and 2010 - $1.0 million.

6 ○ Accrued Expenses/Warranty Costs

Accrued expenses at October 31, 2005 and 2004 consisted of the following (amounts in thousands):

	2005	2004
Land, land development and construction	$385,031	$242,061
Compensation and employee benefits	122,836	91,805
Insurance and litigation	92,809	67,442
Warranty	54,722	42,133
Interest	34,431	29,990
Other	101,940	100,771
	$791,769	$574,202

The Company accrues expected warranty costs at the time each home is closed and title and possession have been transferred to the home buyer. Changes in the warranty accrual during fiscal 2005, 2004 and 2003 were as follows (amounts in thousands):

	2005	2004	2003
Balance, beginning of year	$42,133	$33,752	$29,197
Additions	41,771	27,674	19,732
Charges incurred	(29,182)	(19,293)	(15,177)
Balance, end of year	$54,722	$42,133	$33,752

7 ○ Income Taxes

The Company's estimated combined federal and state income tax rate before providing for the effect of permanent book-tax differences ("Base Rate") was 39.1% for fiscal 2005 and 37.0% for fiscal 2004 and 2003. The increase in the Base Rate was due primarily to an increase in the Company's estimated state income tax rate. The Company operates in 21 states and is subject to various state tax jurisdictions. The Company estimates its state tax liability based upon the individual taxing authorities' regulations, estimates of income by taxing jurisdiction and the Company's ability to utilize certain tax-saving strategies. Due primarily to a change in the Company's estimate of the allocation of income among the various taxing jurisdictions and changes in tax regulations and their impact on the Company's tax strategies, the Company's estimated effective state income tax rate for fiscal 2005 was revised to 6.3% from the estimated effective state income tax rate of 3.0% used for fiscal 2004 and 2003.

Provisions for federal and state income taxes are calculated on reported pre-tax earnings based on current tax law and also include, in the current period, the cumulative effect of any changes in tax rates from those used previously in determining deferred tax assets and liabilities. Such provisions differ from the amounts currently receivable or payable because certain items of income and expense are recognized for financial reporting purposes in different periods than for income tax purposes. Significant judgment is required in determining income tax provisions and evaluating tax positions. The Company establishes reserves for income taxes when, despite the belief that its tax positions are fully supportable, it believes that its positions may be challenged and disallowed by various tax authorities. The consolidated tax provision and related accruals include the impact of such reasonably estimable disallowances as deemed appropriate. To the extent that the probable tax outcome of these matters changes, such changes in estimates will impact the income tax provision in the period in which such determination is made.

The effective tax rates for fiscal 2005, 2004 and 2003 were 39.1%, 36.8% and 36.8%, respectively. For fiscal 2005, the recalculation of the Company's net deferred tax liability using the new estimated state tax rate (the "FAS 109 Adjustment") resulted in an additional tax provision of approximately $3.5 million. The impact of the FAS 109 Adjustment in fiscal 2005 was offset by the positive impact of tax-free income on the tax provision. For fiscal 2004 and 2003, the primary difference between the effective rate and the Base Rate was the effect of tax-free income in each of the years.

The provision for income taxes for each of the three years ended October 31, 2005, 2004 and 2003 was as follows (amounts in thousands):

	2005	2004	2003
Federal	$428,221	$223,076	$139,046
State	88,797	15,245	12,287
	$517,018	$238,321	$151,333
Current	$490,254	$205,944	$133,400
Deferred	26,764	32,377	17,933
	$517,018	$238,321	$151,333

The components of income taxes payable at October 31, 2005 and 2004 consisted of the following (amounts in thousands):

	2005	2004
Current	$171,614	$126,125
Deferred	110,533	83,770
	$282,147	$209,895

The components of net deferred taxes payable at October 31, 2005 and 2004 consisted of the following (amounts in thousands):

	2005	2004
Deferred tax liabilities:		
Capitalized interest	$ 69,426	$ 60,906
Deferred income	76,651	44,463
Depreciation	7,667	6,082
Total	153,744	111,451
Deferred tax assets:		
Accrued expenses	19,222	1,119
Inventory valuation differences	12,102	18,196
State taxes	5,371	2,380
Other	6,516	5,986
Total	43,211	27,681
Net deferred tax liability	$110,533	$ 83,770

8 ○ Stockholders' Equity

The Company's authorized capital stock consists of 200 million shares of common stock, $.01 par value per share, and 1 million shares of preferred stock, $.01 par value per share. The Board of Directors is authorized to amend the Company's Certificate of Incorporation to increase the number of authorized shares of common stock to 400 million shares and the number of shares of authorized preferred stock to 15 million shares. At October 31, 2005, the Company had approximately 154.9 million shares of common stock issued and outstanding (net of approximately 1.3 million shares of common stock held in Treasury), approximately 26.2 million shares of common stock reserved for outstanding options, approximately 6.2 million shares of common stock reserved for future option and award issuances and approximately 0.8 million shares of common stock reserved for issuance under the Company's employee stock purchase plan. As of October 31, 2005, the Company had not issued any shares of preferred stock.

Issuance of Common Stock

In August 2003, the Company issued 6.0 million shares of its common stock at a price of $14.48, realizing net proceeds of $86.2 million.

In fiscal 2005, the Company issued 22,000 shares of restricted common stock pursuant to its Stock Incentive Plan (1998) to certain directors and an employee. The Company is amortizing the fair market value of the awards on the date of grant over the period of time that each award vests. At October 31, 2005, the Company had 22,000 shares of unvested restricted stock awards outstanding.

Redemption of Common Stock

To help provide for an orderly market in the Company's common stock in the event of the death of either Robert I. Toll or Bruce E. Toll (the "Tolls"), or both of them, in October 1995 the Company and the Tolls had entered into agreements in which the Company had agreed to purchase from the estate of each of the Tolls $10 million of the Company's common stock (or a lesser amount under certain circumstances) at a price equal to the greater of fair market value (as defined) or book value (as defined). Further, the Tolls agreed to allow the Company to purchase $10 million of life insurance on each of their lives. In addition, the Tolls had granted the Company an option to purchase up to an additional $30 million (or a lesser amount under certain circumstances) of the Company's common stock from each of their estates. The agreements with the Tolls were mutually terminated by the Company and the Tolls in May 2005.

Stock Repurchase Program

In March 2003, the Company's Board of Directors authorized the repurchase of up to 20 million shares of its common stock from time to time, in open market transactions or otherwise, for the purpose of providing shares for its various employee benefit plans. At October 31, 2005, the Company had approximately 15.7 million shares remaining under the repurchase authorization.

Stockholder Rights Plan

Shares of the Company's common stock outstanding are subject to stock purchase rights. The rights, which are exercisable only under certain conditions, entitle the holder, other than an acquiring person (and certain related parties of an acquiring person), as defined in the plan, to purchase common shares at prices specified in the rights agreement. Unless earlier redeemed, the rights will expire on July 11, 2007. The rights were not exercisable at October 31, 2005.

Changes in Stockholders' Equity

Changes in stockholders' equity for each of the three years ended October 31, 2005, 2004 and 2003 were as follows (amounts in thousands):

	Common Stock		Additional Paid-In Capital	Retained Earnings	Treasury Stock	Unearned Compensation	Total
	Shares	Amount					
Balance, November 1, 2002	70,217	$ 740	$102,600	$1,101,799	$ (75,630)		$1,129,509
Net income				259,820			259,820
Issuance of shares	3,000	30	86,241				86,271
Purchase of treasury stock	(1,340)		160		(25,725)		(25,565)
Exercise of stock options	897		(240)		15,690		15,450
Executive bonus award	471		1,685		7,959		9,644
Employee benefit plan issuances	77		150		1,349		1,499
Balance, October 31, 2003	73,322	770	190,596	1,361,619	(76,357)		1,476,628
Net income				409,111			409,111
Purchase of treasury stock	(544)		5		(20,241)		(20,236)
Exercise of stock options	1,448		(883)		33,180		32,297
Executive bonus award	551		10,520		9,768		20,288
Employee benefit plan issuances	44		700		1,199		1,899
Balance, October 31, 2004	74,821	770	200,938	1,770,730	(52,451)		1,919,987
Net income				806,110			806,110
Purchase of treasury stock	(2,396)				(118,767)		(118,767)
Exercise of stock options	3,887	14	26,780		97,504		124,298
Executive bonus award	656		14,930		15,466		30,396
Employee benefit plan issuances	33		506		871		1,377
Issuance of restricted shares			78		778	(856)	-
Amortization of unearned compensation						170	170
Two-for-one stock split	77,942	779		(779)			-
Balance, October 31, 2005	154,943	$1,563	$243,232	$2,576,061	$ (56,599)	$(686)	$2,763,571

9 ○ Stock-Based Benefit Plans

Stock-Based Compensation Plans

The Company accounts for its stock option plans according to Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation costs are recognized upon issuance or exercise of stock options.

SFAS No. 123, "Accounting for Stock-Based Compensation," requires the disclosure of the estimated value of employee option grants and their impact on net income using option pricing models that are designed to estimate the value of options that, unlike employee stock options, can be traded at any time and are transferable. In addition to restrictions on trading, employee stock options may include other restrictions such as vesting periods. Further, such models require the input of highly subjective assumptions, including the expected volatility of the stock price.

For the purposes of providing the pro forma disclosures, the fair value of options granted was estimated using the Black-Scholes option pricing model for grants in fiscal 2004 and 2003. To better value option grants as required by SFAS 123R, the Company has developed a lattice model, which it believes better reflects the establishment of the fair value of option grants. The Company used a lattice model for the fiscal 2005 valuation.

The weighted-average assumptions used for stock option grants in each of the three years ended October 31, 2005, 2004 and 2003 were as follows:

	2005	2004	2003
Risk-free interest rate	3.64%	3.73%	3.53%
Expected life (years)	5.70	6.99	7.10
Volatility	31.31%	42.97%	43.37%
Dividends	none	none	none

At October 31, 2005, the Company's stock-based compensation plans consisted of its four stock option plans. Net income and net income per share as reported in these consolidated financial statements and on a pro forma basis, as if the fair-value–based method described in SFAS 123R and SFAS 123 had been adopted, were as follow: (amounts in thousands, except per share amounts):

	2005	2004	2003
Net income as reported	$806,110	$409,111	$259,820
FAS 123 adjustment	(15,733)	(17,213)	(14,662)
Pro forma net income	$790,377	$391,898	$245,158
Basic net income per share			
As reported	$ 5.23	$ 2.75	$ 1.84
Pro forma	$ 5.12	$ 2.64	$ 1.74
Diluted net income per share			
As reported	$ 4.78	$ 2.52	$ 1.72
Pro forma	$ 4.69	$ 2.41	$ 1.62
Weighted-average grant date fair-value per share of options granted	$ 11.67	$ 9.74	$ 5.12

Stock Option Plans

The Company's four stock option plans for employees, officers and directors provide fo the granting of incentive stock options and non-qualified options with a term of up t ten years at a price not less than the market price of the stock at the date of grant. Option granted generally vest over a four-year period for employees and a two-year period fo non-employee directors. No additional options may be granted under the Company Stock Option Plan (1986), the Executives and Non-Employee Directors Stock Optio Plan (1993) and the Company's Stock Option and Incentive Stock Plan (1995).

The Company's Stock Incentive Plan (1998) provides for automatic increases eacl November 1 in the number of shares available for grant by 2.5% of the number c shares issued (including treasury shares). The 1998 Plan restricts the number c shares available for grant in a year to a maximum of ten million shares.

The following table summarizes stock option activity for the four plans during each of the three years ended October 31, 2005, 2004 and 2003:

	Number of Options (in thousands)	Weighted-Average Exercise Price
Balance, November 1, 2004	30,490	$ 8.21
Granted	2,736	32.55
Exercised	(6,769)	6.56
Cancelled	(302)	20.79
Balance, October 31, 2005	26,155	$11.04
Options exercisable, October 31, 2005	19,627	$ 7.34
Options available for grant, October 31, 2005	6,161	
Balance, November 1, 2003	31,066	$ 6.96
Granted	2,704	20.14
Exercised	(3,018)	5.55
Cancelled	(262)	13.39
Balance, October 31, 2004	30,490	$ 8.21
Options exercisable, October 31, 2004	23,070	$ 6.37
Options available for grant, October 31, 2004	6,336	
Balance, November 1, 2002	30,642	$ 6.62
Granted	2,560	10.53
Exercised	(1,852)	5.93
Cancelled	(284)	9.70
Balance, October 31, 2003	31,066	$ 6.96
Options exercisable, October 31, 2003	22,166	$ 5.81
Options available for grant, October 31, 2003	6,550	

Pursuant to the provisions of the Company's stock option plans, participants are permitted to use the value of the Company's common stock that they own to pay for the exercise of options. The Company received 26,980 shares with an average fair market value per share of $36.91 for the exercise of stock options in fiscal 2005, 121,460 shares with an average fair market value per share of $21.41 for the exercise of stock options in fiscal 2004 and 56,888 shares with an average fair market value per share of $15.08 for the exercise of stock options in fiscal 2003.

The following table summarizes information about stock options outstanding and exercisable at October 31, 2005:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding (in 000)	Weighted-Average Remaining Contractual Life (in years)	Weighted-Average Exercise Price	Number Exercisable (in 000)	Weighted-Average Exercise Price
$ 4.27 - $ 6.86	12,148	3.0	$ 5.24	12,148	$ 5.24
$ 6.87 - $ 9.66	3,329	4.4	9.05	3,329	9.05
$ 9.67 - $10.88	5,624	6.5	10.75	3,554	10.77
$10.89 - $20.14	2,420	8.1	20.14	596	20.14
$20.15 - $32.55	2,634	9.1	32.55		
	26,155	5.0	$11.04	19,627	$ 7.34

Bonus Award Shares

Under the terms of the Company's Cash Bonus Plan covering Robert I. Toll, Mr. Toll is entitled to receive cash bonus awards based upon the pre-tax earnings and stockholders' equity of the Company as defined by the plan.

In December 2000, Mr. Toll and the Board of Directors agreed that any bonus payable for each of the three fiscal years ended October 31, 2002, 2003 and 2004 would be made (except for specified conditions) in shares of the Company's common stock using the value of the stock as of the date of the agreement ($9.66 per share). The stockholders approved the plan at the Company's 2001 Annual Meeting. In October 2004, Mr. Toll and the Board of Directors amended the plan for fiscal 2004, reducing the formula for the calculation of the cash bonus and limiting the value of the shares that may be issued under the award.

The Company recognized compensation expense in 2004 and 2003 of $30.4 million and $20.3 million, respectively, which represented the fair market value of shares that were issued to Mr. Toll (1,311,864 shares for 2004 and 1,101,714 shares for 2003). Had Mr. Toll and the Board of Directors not amended Mr. Toll's bonus program for fiscal 2004, Mr. Toll would have received 2,147,874 shares with a fair market value of $49.8 million.

In December 2004, Mr. Toll and the Board of Directors agreed to further amend the Cash Bonus Plan such that the value of future awards would be calculated based upon the difference between the closing price of the Company's common stock on the New York Stock Exchange (the "NYSE") on the last trading day of the Company's 2004 fiscal year [$23.18 as of October 29, 2004 (the "Award Conversion Price")] and the closing price of the Company's common stock on the NYSE on the last day of the fiscal year for which the cash bonus is being calculated. The amount calculated under this revised stock award formula (the "Stock Award Formula") is limited to price appreciation up to $13.90 per share and 2.9% of the Company's pre-tax earnings, as defined by the plan (together, the "Award Caps"). The bonus award will be paid to Mr. Toll 60% in cash and 40% in shares of the Company's common stock based upon the closing price of the Company's common stock on the NYSE on the last day of the fiscal year for which the cash bonus is being calculated. The stockholders approved the plan at the Company's 2005 Annual Meeting.

Mr. Toll and the Executive Compensation Committee of the Board of Directors subsequently amended the Cash Bonus Plan to limit Mr. Toll's bonus for fiscal 2005 to an amount equal to $27.3 million. Had Mr. Toll and the Executive Compensation Committee of the Board of Directors not amended Mr. Toll's bonus program for fiscal 2005, Mr. Toll would have received $39.2 million. The Company recognized compensation expense in 2005 of $27.3 million for Mr. Toll's bonus. The bonus will be paid in the form of 296,099 shares of the Company's common stock with a fair market value of $10.9 million (based on the $36.91 closing price of the Company's common stock on the NYSE on October 31, 2005) and $16.4 million in cash. The Cash Bonus Plan was also amended for fiscal 2006 and fiscal 2007 to (a) eliminate the Stock Award Formula to the extent the Company's common stock on the NYSE on the last trading day of the fiscal year for which the cash bonus is being calculated is less than or equal to $36.91 and greater than or equal to the Award Conversion Price, and (b) in addition to the Award Caps, further limit the amount of the bonus payable under the Cash Bonus Plan if the Company's common stock on the NYSE on the last trading day of the fiscal year for which Mr. Toll's cash bonus is being calculated is greater than $36.91.

On October 31, 2005, 2004 and 2003, the closing price of the Company's Common Stock on the NYSE was $36.91, $23.18 and $18.42, respectively.

Under the Company's deferred compensation plan, Mr. Toll can elect to defer receipt of his bonus until a future date. In prior years, Mr. Toll elected to defer receipt of some of his bonus award shares. In December 2004, Mr. Toll received 471,100 shares of his 2002 bonus. In December 2005, Mr. Toll will receive 480,164 shares of his 2001 bonus.

Employee Stock Purchase Plan

The Company's employee stock purchase plan enables substantially all employees to purchase the Company's Common Stock at 95% of the market price of the stock on specified offering dates without restriction or at 85% of the market price of the stock on specified offering dates subject to restrictions. The plan, which terminates in December 2007, provides that 1.2 million shares be reserved for purchase. At October 31, 2005, 800,108 shares were available for issuance.

The number of shares and the average price per share issued under this plan during each of the three fiscal years ended October 31, 2005, 2004 and 2003 were 35,026 shares and $38.09, 31,248 shares and $19.12, and 30,170 shares and $10.56, respectively. No compensation expense was recognized by the Company under this plan.

10 ○ Earnings Per Share Information

Information pertaining to the calculation of earnings per share for each of the three years ended October 31, 2005, 2004 and 2003 is as follows (amounts in thousands):

	2005	2004	2003
Basic weighted-average shares	154,272	148,646	141,339
Common stock equivalents	14,280	13,684	9,744
Diluted weighted-average shares	168,552	162,330	151,083

11 ○ Employee Retirement and Deferred Compensation Plans

The Company maintains a salary deferral savings plan covering substantially all employees. The plan provides for Company contributions of up to 2% of all eligible compensation, plus 2% of eligible compensation above the social security wage base, plus matching contributions of up to 2% of eligible compensation of employees electing to contribute via salary deferrals. Company contributions with respect to the plan totaled $7.2 million, $5.4 million and $5.3 million for the years ended October 31, 2005, 2004 and 2003, respectively.

The Company has an unfunded, non-qualified deferred compensation plan that permits eligible employees to defer a portion of their compensation. The deferred compensation, together with certain Company contributions, earns various rates of return depending upon when the compensation was deferred and the length of time that it has been deferred. A portion of the deferred compensation and interest earned may be forfeited by a participant if he or she elects to withdraw the compensation prior to the end of the deferral period. At October 31, 2005 and 2004, the Company had accrued $6.3 million and $4.0 million, respectively, for its obligations under the plan.

In October 2004, the Company established a defined benefit retirement plan (the "Retirement Plan") effective as of September 1, 2004, which covers a number of senior executives and a director of the Company. The Retirement Plan is unfunded and vests when the participant has completed 20 years of service with the Company and reaches normal retirement age (age 62). An unrecognized prior service cost of $13.7 million is being amortized over the period from the effective date of the plan until the participants are fully vested. The Company used a 5.69% discount rate in its calculation of the present value of its projected benefit obligation, which represented the approximate long-term investment rate at October 29, 2004. The rate at October 31, 2005 was comparable to the prior year rate. The Company recognized the following costs and liabilities related to the plan (amounts in thousands):

Fiscal year:	2005	2004
Service cost	$ 311	$ 50
Interest cost	776	130
Amortization of initial benefit obligation	3,802	6,735
	$ 4,889	$ 6,915

At October 31,	2005	2004
Unamortized prior service cost	$ 3,165	$ 6,967
Accrued pension obligation	$14,190	$13,879
Projected benefit obligation	$14,190	$13,879

12 ○ Commitments and Contingencies

At October 31, 2005, the aggregate purchase price of land parcels under option and purchase agreements was approximately $3.6 billion (including $260.6 million of land to be acquired from joint ventures which the Company has invested in, made advances to or made loan guarantees on behalf of), of which it had paid or deposited approximately $287.5 million. The Company's option agreements to acquire the home sites do not require the Company to buy the home sites, although the Company may, in some cases, forfeit any deposit balance outstanding if and at the time it terminates an option contract. Of the $287.5 million the Company had paid or deposited on these purchase agreements, $204.9 million was non-refundable at October 31, 2005. Any deposit in the form of a standby letter of credit is recorded as a liability at the time the standby letter of credit is issued. Included in accrued liabilities is $92.0 million representing the Company's outstanding standby letters of credit issued in connection with its options to purchase home sites.

At October 31, 2005, the Company had outstanding surety bonds amounting to approximately $648.2 million, related primarily to its obligations to various governmental entities to construct improvements in the Company's various communities. The Company estimates that approximately $241.8 million of work remains on these improvements. The Company has an additional $85.3 million of surety bonds outstanding that guarantee other obligations of the Company. The Company does not believe it is likely that any outstanding bonds will be drawn upon.

At October 31, 2005, the Company had agreements of sale outstanding to deliver 8,805 homes with an aggregate sales value of approximately $6.01 billion.

At October 31, 2005, the Company was committed to providing approximately $606.6 million of mortgage loans to its home buyers and to others. All loans with committed interest rates are covered by take-out commitments from third-party lenders, which minimizes the Company's interest rate risk. The Company also arranges a variety of mortgages through programs that are offered to its home buyers through outside mortgage lenders.

The Company leases certain facilities and equipment under non-cancelable operating leases. Rental expense incurred by the Company amounted to $11.8 million in 2005, $7.2 million for 2004 and $5.9 million for 2003. At October 31, 2005, future minimum rent payments under these operating leases were $13.8 million for 2006, $13.1 million for 2007, $9.8 million for 2008, $7.9 million for 2009 and $5.4 million for 2010.

The Company is involved in various claims and litigation arising in the ordinary course of business. The Company believes that the disposition of these matters will not have a material effect on the business or on the financial condition of the Company.

13 ○ Related Party Transactions

To take advantage of commercial real estate opportunities, the Company formed Toll Brothers Realty Trust Group ("Trust") in 1998. The Trust is effectively owned one-third by the Company; one-third by Robert I. Toll, Bruce E. Toll (and members of his family), Zvi Barzilay (and members of his family), Joel H. Rassman and other members of the Company's senior management; and one-third by PASERS (collectively, the "Shareholders").

The Shareholders entered into subscription agreements whereby each group had agreed to invest additional capital in an amount not to exceed $9.3 million if required by the Trust. The subscription agreements that originally were due to expire in August 2005 were extended until August 2006 and the commitment amounts were reduced to a maximum of $1.9 million from each of the parties. At October 31, 2005, the Company had an investment of $6.3 million in the Trust. This investment is accounted for on the equity method.

In December 2002, the Company's Board of Directors, upon the recommendation of a committee (the "Committee"), which was comprised of members of the Board of Directors who do not have a financial interest in the Trust, approved the sale to the Trust of a 62.2-acre parcel of land, which is a portion of the Company's multi-product community known as The Estates at Princeton Junction in New Jersey, which is being developed as multi-family rental apartment buildings (the "Property"). The Committee's recommendation that the Company sell the Property to the Trust rather than to an outside third party was based upon the following advantages to the Company: (a) the Company's ability to influence the design and construction quality so as to enhance the overall community; (b) synergies of development and marketing costs were expected to be a benefit to the Company; (c) the Trust's maintenance of a high quality of operations, ensuring that the existence of the apartments in the community would not negatively affect the image of the community as a whole; and (d) as was the Company's experience with another Trust property, apartment tenants being potential customers for the purchase of the Company's single-family homes. Moreover, the sale allowed the Company to recover cash, remove the Property from the Company's balance sheet and free the Company from the need to provide capital from its credit facility to build the apartment units. The $9.8 million sales price was approved by the Committee after reviewing an offer from an independent third party and after reviewing an independent professional appraisal. The sale was completed in May 2003. Because the Company owns one-third of the Trust, it recognized only two-thirds of the revenue, cost and profit on the sale. The remaining one-third of the profit on the sale reduced the Company's investment in the Trust.

The Company provides development, finance and management services to the Trust and received fees under the terms of various agreements in the amounts of $2.2 million, $1.[illegible] million and $1.0 million in fiscal 2005, 2004 and 2003, respectively. The Company believes that the transactions, including the sale of the Property, between itself and the Trust were on terms no less favorable than it would have agreed to with unrelated parties.

14 ○ Supplemental Disclosure to Statements of Cash Flows

The following are supplemental disclosures to the statements of cash flows for each of the three years ended October 31, 2005, 2004 and 2003 (amounts in thousands):

	2005	2004	2003
Cash flow information:			
Interest paid, net of amount capitalized	$ 52,353	$ 50,157	$ 39,154
Income taxes paid	$363,850	$147,326	$109,018
Non-cash activity:			
Cost of inventory acquired through seller financing	$173,675	$107,664	$ 56,956
Income tax benefit related to exercise of employee stock options	$ 80,915	$ 18,175	$ 5,320
Stock bonus awards	$ 30,396	$ 20,288	$ 9,643
Contributions to employee retirement plan	-	$ 1,301	$ 1,180
Adoption of supplemental executive retirement plan - projected benefit obligation	-	$ 13,702	-

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Securities Exchange Act Rule 13a-15(f). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under the framework in *Internal Control – Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of October 31, 2005.

Our management's assessment of the effectiveness of internal control over financial reporting as of October 31, 2005 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report, which is included herein.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Toll Brothers, Inc.

We have audited management's assessment, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting, that Toll Brothers, Inc. maintained effective internal control over financial reporting as of October 31, 2005, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Toll Brothers, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Toll Brothers, Inc. maintained effective internal control over financial reporting as of October 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Toll Brothers, Inc. maintained, in all material respects, effective internal control over financial reporting as of October 31, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Toll Brothers, Inc. and subsidiaries as of October 31, 2005 and 2004, and the related consolidated statements of income and cash flows for each of the three years in the period ended October 31, 2005 of Toll Brothers, Inc. and subsidiaries and our report dated December 14, 2005, expressed an unqualified opinion thereon.

Ernst + Young LLP

Philadelphia, Pennsylvania
December 14, 2005

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Toll Brothers, Inc.

We have audited the accompanying consolidated balance sheets of Toll Brothers, Inc. and subsidiaries as of October 31, 2005 and 2004, and the related consolidated statements of income and cash flows for each of the three years in the period ended October 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Toll Brothers, Inc. and subsidiaries at October 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended October 31, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Toll Brothers, Inc.'s internal control over financial reporting as of October 31, 2005, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 14, 2005 expressed an unqualified opinion thereon.

Ernst + Young LLP

Philadelphia, Pennsylvania
December 14, 2005

Corporate Information

Board of Directors and Executive Officers

Robert I. Toll*
Chairman of the Board and Chief Executive Officer

Bruce E. Toll
Vice Chairman of the Board
President - BET Investments, an office and commercial real estate company

Zvi Barzilay*
President and Chief Operating Officer

Robert S. Blank
Co-Chairman & Co-CEO - Whitney Communications Company and
Senior Partner - Whitcom Partners, media companies

Edward G. Boehne
Retired President - Federal Reserve Bank of Philadelphia

Richard J. Braemer
Partner - Ballard, Spahr, Andrews & Ingersoll, LLP, Attorneys at Law

Roger S. Hillas
Retired Chairman - Meritor Savings Bank

Carl B. Marbach
President - Greater Marbach Airlines, Inc., and *Florida Professional Aviation, Inc., aviation services and consulting companies*

Stephen A. Novick
Senior Advisor - The Andrea and Charles Bronfman Philanthropies

Joel H. Rassman*
Executive Vice President, Treasurer and Chief Financial Officer

Paul E. Shapiro
Chairman - Q Capital Strategies, LLC, a life settlement company

**Executive Officer and Director of the Company*

Corporate Administration

Senior Vice Presidents

Frederick N. Cooper
Finance & Investor Relations

Don H. Liu
General Counsel
Chief Compliance Officer

Michael I. Snyder
Corporate Planning & Secretary

Werner Thiessen
Acquisitions

Vice Presidents

Suzanne Barletto
Donald Barnes
Paul Brukardt
Joseph DeSanto
Jonathan C. Downs
Evan G. Ernest
Robert B. Fuller
Patrick Galligan
Jed Gibson
Charles M. Hare
James Harrington, Jr.
Linda M. Hart
Terry Hodge
Daniel J. Kennedy
Michael LaPat
Manfred P. Marotta
Kira McCarron
Robert N. McCarron
Kevin J. McMaster
James L. Meeks
William Morrison Jr.
George W. Nelson
Michael T. Noles
Edward Oliu
John Pagenkopf
Joseph J. Palka
Russel Powell
David H. Richey
Byron W. Rimmer
Joseph R. Sicree
Mark Simms
Michael Smith
Ronnie E. Snyder
Michael J. Sosinski
Stephen A. Turbyfill
Christopher S. Utschig
Mark J. Warshauer

Home Building Operations

Regional Presidents

Thomas A. Argyris, Jr.
James W. Boyd
Barry A. Depew
G. Cory DeSpain
Richard T. Hartman
Wayne S. Patterson
Edward D. Weber
Douglas C. Yearley, Jr.

Group Presidents

Roger A. Brush
Kevin D. Duermit
John P. Elcano
William J. Gilligan
John G. Mangano
Gary M. Mayo
Robert Parahus
H. Jon Paynter
Douglas C. Shipe
James A. Smith

Division Presidents

Keith L. Anderson
Thomas J. Anhut
Charles W. Bowie
J. Michael Donnelly
Richard R. Dostie
Christopher G. Gaffney
John Jakominich
Gregory E. Kamedulski
Gregory S. Kelleher
Gary Lemon
Dan L. Martin
Richard C. McCormick
William Morrisey
Thomas Mulvey
Thomas J. Murray
Chris Myers
John Noonan
Walt I. Nowak
Ralph E. Reinert
C. J. Rogers
John Vitella

Division Senior Vice Presidents

Peter Alles
Benjamin D. Jogodnik
James A. Majewski, Jr.
Michael J. Palmer
William C. Reilly

Division Vice Presidents

Jeffrey Bartos
William J. Bestimt
Ronald Blum
Anthony E. Casapulla
Joseph Caulfield
Scott L. Coleman
Robert L. Craig
Michael Davenport
Mark O. Davis
Dennis M. Devino
Alan E. Euvrard
Michael D. Glenn
P. Scott Hare
John D. Harris
Thomas Hausle
William Holmes
Gordon Ivascu
Robert A. Johnson
Bruce A. Lingerfelt
Marc F. McAlpine
Sheila McGuire
Brad H. Nelson
Richard M. Nelson
William D. Perry
Charles B. Raddatz
Anthony J. Rocco
David K. Sadler
Jeffrey Schnurr
Beverly A. Smith
Andrew M. Stern
John P. Szakats
Kenneth S. Thirtyacre
Alan R. Truitt
Daniel C. Zalinsky

Subsidiary Operations

Felicia Ratka — *President - Westminster Security Company*
Donald L. Salmon — *President - TBI Mortgage Company*
William T. Unkel — *President - Westminster Title Company*
Michael J. Zammit — *Managing Director - Advanced Broadband*

Affiliate Operations

James M. Steuterman — *Senior Vice President - Toll Brothers Realty Trust*

Employee listings are as of 11/1/05.

Corporate Office

Toll Brothers, Inc.
250 Gibraltar Road, Horsham, Pennsylvania 19044
215-938-8000 • tollbrothers.com

Transfer Agent & Registrar

American Stock Transfer and Trust Company
59 Maiden Lane, New York, New York 10038
1-800-937-5449 • www.amstock.com

Independent Auditors

Ernst & Young LLP — Philadelphia, Pennsylvania

Securities Counsel

Wolf, Block, Schorr and Solis-Cohen LLP — Philadelphia, Pennsylvania

Employees

As of October 31, 2005, we had 5,581 full-time employees.

Stockholders

As of October 31, 2005, we had 1,110 stockholders of record.

Stock Listing

Our common stock is traded on the New York Stock Exchange and Pacific Exchange (symbol "TOL").

Certifications

Our Chief Executive Officer and Chief Financial Officer have filed their certifications as required by the SEC regarding the quality of our public disclosure for each of the periods ended during our fiscal year ended October 31, 2005. Further, our Chief Executive Officer has certified to the New York Stock Exchange ("NYSE") that he is not aware of any violation by our company of NYSE corporate governance listing standards, as required by Section 303A.12(a) of the NYSE Corporate Governance Rules.

Our Chief Executive Officer has also certified to the Pacific Exchange that he is not aware of any violation by our company of the Pacific Exchange's corporate governance listing standards, as required by Rule 5.3(m) of the Pacific Exchange.

Statement on Forward-Looking Information

Certain information included herein and in our other reports, SEC filings, statements and presentations is forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements concerning anticipated operating results, financial resources, changes in revenues, changes in profitability, interest expense, growth and expansion, anticipated income to be realized from our investments in unconsolidated entities, the ability to acquire land, the ability to secure governmental approvals and the ability to open new communities, the ability to sell homes and properties, the ability to deliver homes from backlog, the average delivered price of homes, the ability to secure materials and subcontractors, the ability to maintain the liquidity and capital necessary to expand and take advantage of future opportunities, and stock market valuations. Such forward-looking information involves important risks and uncertainties that could significantly affect actual results and cause them to differ materially from expectations expressed herein and in our other reports, SEC filings, statements and presentations. These risks and uncertainties include local, regional and national economic conditions, the demand for homes, domestic and international political events, uncertainties created by terrorist attacks, the effects of governmental regulation, the competitive environment in which we operate, fluctuations in interest rates, changes in home prices, the availability and cost of land for future growth, the availability of capital, uncertainties and fluctuations in capital and securities markets, changes in tax laws and their interpretation, legal proceedings, the availability of adequate insurance at reasonable cost, the ability of customers to finance the purchase of homes, the availability and cost of labor and materials and weather conditions.

Stock Prices*

Three Months Ended

2005	Oct. 31	July 31	April 30	Jan. 31
High	$56.50	$58.67	$45.58	$39.07
Low	$34.60	$37.14	$36.05	$23.13
2004	**Oct. 31**	**July 31**	**April 30**	**Jan. 31**
High	$23.90	$21.57	$23.87	$21.50
Low	$20.17	$18.43	$19.66	$18.45

**Amounts have been adjusted and restated to reflect a two-for-one stock split distributed in the form of a stock dividend on July 8, 2005*

Investor Relations Information Requests

Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other company information are available on or through our Web site, tollbrothers.com, or upon request from the Co-Directors of Investor Relations, at our Corporate Office:

Frederick N. Cooper, Senior Vice President–Finance & Investor Relations
fcooper@tollbrothersinc.com • 215-938-8312

Joseph R. Sicree, Vice President–Chief Accounting Officer
jsicree@tollbrothersinc.com • 215-938-8045

Our Board of Directors has an audit committee, an executive compensation committee and a nominating and corporate governance committee. Each of these commmittees has a formal charter. We also have Corporate Governance guidelines, a Code of Ethics for Principal Executive Officer and Senior Financial Officers, and a Code of Ethics and Business Conduct for Directors, Officers and Employees. Copies of these charters, guidelines and codes can be obtained on our Web site and are also available upon request from the Co-Directors of Investor Rleations listed above.

Production Notes

Photography

James B. Abbott, John Benson, Mark Boisclair, Chris Burkhalter, Dick Durrance II, Levi Ellyson - Opulence Studio, Rob Faulkner, Vance Fox, Rob Ikeler, Eric Lucero, Steve McBride, John McMannus, Rob Miller, Vic Moss, Kim Sargent, John Spaulding, William Taylor, Jim Wilson

Photos

Front Cover: Coventry Traditional at Manasquan River Crossing, New Jersey
Back Cover: Hampton Georgian at Marvin Creek, North Carolina

Quote Sources

Page 7: Harvard Institute of Economic Research, Discussion Paper 2061, "Why Have Housing Prices Gone Up?" by Edward L. Glaeser, Joseph Gyorko and Raven E. Saks, February 2005

Page 9: Harvard Institute of Economic Research, Discussion Paper 2061, "Why Have Housing Prices Gone Up?" by Edward L. Glaeser, Joseph Gyorko and Raven E. Saks, February 2005

Page 13: *The Wall Street Journal*, August 12, 2005, "The McMansion Expansion," Amir Efrati

Page 19: Joint Center for Housing Studies of Harvard University, "The State of the Nation's Housing - 2005"

Page 23: The Fortune 500, *FORTUNE* Magazine, Volume 151, No. 8, "The New King of the Real Estate Boom," April 18, 2005

Page 25: Joint Center for Housing Studies of Harvard University, "The State of the Nation's Housing - 2005"

Demographic and Other Data

Sources for the data included in this annual report include American Housing Survey for the United States - 2003; ***American Demographics*** magazine; Banc of America Securities; Bloomberg L.P.; Citigroup Salomon Smith Barney; Claritas; The Conference Board; Credit Suisse First Boston; Deutsche Bank Securities, Inc.; Fannie Mae; Federal Reserve Bank; The Federal Reserve Board; Freddie Mac; Harvard Institute of Economic Research; Homeownership Alliance; International Strategy & Investment Group; The Joint Center for Housing Studies of Harvard University; Merrill Lynch; Mortgage Bankers Association; National Association of Home Builders; National Association of Realtors®; The New York Times; Office of Federal Housing Enterprises Oversight;

